                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-41106


            Prospectus Supplement to Prospectus dated July 18, 2000.

                               11,000,000 Shares


[Crown Castle Logo]
                        Crown Castle International Corp.

                                  Common Stock

                                $29.50 Per Share

                               ----------------

   Our common stock is quoted on the Nasdaq National Market under the symbol "TWRS." The last reported sales price of the common stock on July 27, 2000 was $30.00 per share.

   See "Risk Factors" beginning on page S-8 to read about certain factors you should consider before buying shares of the common stock.

                               ----------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                         Per Share    Total
                                                         --------- ------------
   Initial price to public..............................  $29.50   $324,500,000
   Underwriting discount................................  $ 1.18   $ 12,980,000
   Proceeds, before expenses, to Crown Castle...........  $28.32   $311,520,000

   To the extent that the underwriters sell more than 11,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,650,000 shares from Crown Castle at the initial price to public less the underwriting discount.

                               ----------------

   The underwriters expect to deliver the shares against payment in New York, New York on August 2, 2000.

Goldman, Sachs & Co.                                  Credit Suisse First Boston
  Joint Book-Running Manager                    Joint Book-Running Manager
  Lehman Brothers                                  Morgan Stanley Dean Witter
  Raymond James & Associates, Inc.                  Wachovia Securities, Inc.

                               ----------------

                   Prospectus Supplement dated July 27, 2000.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

   This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in the attached prospectus. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the attached prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the attached prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the attached prospectus.

   It is important for you to read and consider all information contained in this prospectus supplement and the attached prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information About the Company."

   No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Crown Castle International Corp., the underwriters or any other person. Neither the delivery of this prospectus supplement and the prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Crown Castle International Corp., since the date hereof or thereof or that the information contained herein or therein is correct as of any time subsequent to its date. This prospectus supplement and the prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                    SUMMARY

   This summary highlights information contained elsewhere in this prospectus supplement. It may not contain all the information that is important to you. We encourage you to read this entire prospectus supplement carefully.

                                  The Company

   We are a leading owner and operator of towers and transmission networks for wireless communications and broadcast transmission companies. As of April 30, 2000, we owned, leased or managed 10,392 towers and rooftops, including 8,195 sites in the United States and Puerto Rico and 2,197 sites in the United Kingdom. We have entered into agreements, which, when completed, will provide us with over 900 additional towers in the United States in 2000. In addition, we have recently entered into an agreement that will provide us with a portfolio of approximately 700 towers in Australia. Our customers currently include many of the world's major wireless communications and broadcast companies, including GTE Wireless, Verizon, BellSouth Mobility, Powertel, Nextel, Sprint PCS, AT&T Wireless, Triton PCS, Tritel Communications, Motorola, Cable & Wireless Optus, One2One and the British Broadcasting Corporation.

   Our strategy is to use our leading domestic and international position to capture the growing opportunities to consolidate ownership and management of existing towers and other wireless and transmission infrastructure and to build and operate new towers and wireless and transmission networks and infrastructure created by:

  . the transfer to third parties, or outsourcing, of tower ownership and management by major wireless carriers;

  . the need for existing wireless carriers to expand coverage and improve capacity;

  . the additional demand for towers and wireless infrastructure created by new entrants into the wireless communications industry;

  .  the privatization of state-run broadcast transmission networks; and

  . the introduction of wireless technologies including broadband data, or "3G" technology.

   Our main businesses are leasing antenna space on wireless and broadcast towers that can accommodate multiple tenants and operating analog and digital broadcast transmission networks and wireless networks. We also provide related services to our customers, including network design, radio frequency engineering, site acquisition, site development and construction, antenna installation and network management and maintenance. We believe that our full service capabilities are a key competitive advantage in forming strategic partnerships to acquire large concentrations of towers, or tower clusters, and in winning contracts for tower acquisitions, management and construction along with wireless and transmission network management.

   Our primary business in the United States is the leasing of antenna space to wireless carriers. We believe that by owning and managing large tower clusters we are able to offer customers the ability to fulfill rapidly and efficiently their network expansion plans across particular markets or regions. Our acquisition strategy has been focused on adding tower clusters to our tower portfolio. As of April 30, 2000, we had tower clusters in 34 of the 50 largest U.S. metropolitan areas, and 68 of the 100 largest U.S. metropolitan areas.

   Our primary business in the United Kingdom, which is conducted through Crown Castle UK Holdings Limited, or "CCUK", is the operation of television and radio broadcast transmission networks. Following the 1997 acquisition of the BBC's broadcast and tower infrastructure, we were awarded long-term contracts to provide the BBC and other broadcasters analog and digital transmission services. We also lease antenna space to wireless operators in the United Kingdom on the towers we acquired from the BBC, as well as on various towers we acquired from wireless carriers or that we have constructed. We have nationwide broadcast and wireless coverage in the United Kingdom.

   Our primary business in Australia is the leasing of antenna space to wireless carriers. In March 2000, a 66.7% subsidiary of ours, Crown Castle Australia Holdings Pty Ltd., or "CCAL", entered into an agreement to purchase approximately 700 towers in Australia from Cable & Wireless Optus for a total purchase price of approximately $135 million in cash (Australian $220 million). Upon completion of the Cable & Wireless Optus transaction, which we expect to close during the remainder of 2000, CCAL will own and operate a nationwide portfolio of approximately 700 towers in Australia covering over 90 percent of the Australian population.

   We believe our towers are attractive to a diverse range of wireless communications industries, including personal communications services, cellular, enhanced specialized mobile radio, specialized mobile radio, paging, and fixed microwave, as well as radio and television broadcasting. In the United States our major customers include GTE Wireless, Verizon, BellSouth Mobility, Powertel, Nextel, Sprint PCS, AT&T Wireless, Triton PCS, Tritel Communications and Motorola. In the United Kingdom our major customers include the BBC, Cellnet, Dolphin, NTL, ONdigital, One2One, Orange, Virgin Radio and Vodafone AirTouch. Our principal customer in Australia is Cable & Wireless Optus.

   We are continuing our ongoing construction program to enhance our tower portfolios. In 1999, we constructed over 900 towers. In 2000, we plan to construct approximately 1,170 towers, at an estimated aggregate cost of approximately $270 million, for lease to wireless carriers such as Verizon, BellSouth Mobility, GTE Wireless and Nextel. The actual number of towers built may vary depending on acquisition opportunities and potential build-to-suit contracts from large wireless carriers.

   Our principal executive offices are located at 510 Bering Drive, Suite 500, Houston, Texas 77057, and our telephone number is (713) 570-3000.

                                Growth Strategy

   Our objective is to become the premier global owner and operator of tower and transmission networks for wireless communications and broadcast companies. We believe our experience in expanding and marketing our tower clusters, as well as our experience in owning and operating analog and digital transmission networks, positions us to accomplish this objective. The key elements of our business strategy are to:

  .  Maximize utilization of our tower capacity;

  . Utilize the expertise of our personnel to capture global growth opportunities and expand network services;

  . Partner with wireless carriers and strategic partners to assume ownership of carrier towers, broadcast networks and other infrastructure;

  . Build and design new towers and networks for wireless carriers and broadcasters including broadband data carriers using 3G technology;

  . Acquire existing broadcast transmission networks and carrier tower networks; and

  .  Continue to decentralize our management functions.

                              Recent Transactions

France Telecom Separation Agreement

   On May 10, 2000, France Telecom reached an agreement with the Office of Fair Trading in the United Kingdom to sell all of its interest in us and relinquish its governance rights in us. On May 17, 2000, we entered into a disposition agreement with France Telecom providing for a plan of disposition of France Telecom's interest in us. Under this plan, France Telecom agreed to sell shares of our common stock that would reduce its interests in us below 10% on a fully diluted basis. On June 8, 2000, France Telecom completed the sale of 24,942,360 shares of our common stock, following which their interest in us was reduced to approximately 8.4% on a fully diluted basis. In connection with the offering of these shares by France Telecom, France Telecom relinquished all governance rights with respect to our businesses.

   In addition, on July 5, 2000, pursuant to the disposition agreement, France Telecom sold its remaining interest in us (17,713,536 shares of common stock after conversion of all shares of Class A common stock and capital stock of
CCUK) to Salomon Brothers International Limited, or "SBIL", which must hold these shares for at least one year, provided, however, that SBIL may sell the shares (i) to certain permitted transferees or (ii) at any time beginning 91 days after the June 8, 2000 offering in the event of certain bankruptcy or liquidation events involving France Telecom. France Telecom also entered into a swap agreement with SBIL, pursuant to which France Telecom will continue to bear the economic risks and benefits associated with any disposition of the shares by SBIL. SBIL is required to vote the shares acquired from France Telecom on any matter submitted to our stockholders in the same proportion as the votes cast with respect to all other outstanding shares of our common stock. After one year, SBIL will be entitled to sell these shares, and after two years, we will have the right to require SBIL to sell any such remaining shares. We have agreed to provide shelf registration rights in respect of the shares acquired by SBIL from France Telecom.

Consolidation of U.K. Subsidiary

   In connection with the sale by France Telecom of its remaining interest in us to SBIL, all of the equity securities of CCUK owned by France Telecom were converted into shares of our common stock. At that time, CCUK, of which we previously owned 80%, became a wholly owned subsidiary of ours.

June 2000 High-Yield offering

   On June 21, 2000, we issued $500.0 million principal amount of 10 3/4% senior notes due 2011. The notes were issued on substantially the same terms as the 9 1/2% senior notes due 2011 that we sold in a private placement in July 1999 and the 9% senior notes due 2011 that we sold in a public offering in May 1999.

2000 Credit Facility

   In March 2000, a subsidiary of ours entered into a credit agreement with a syndicate of banks which consists of two term loan facilities and a revolving line of credit aggregating $1.2 billion (the "2000 Credit Facility"). Available borrowings under the 2000 Credit Facility are generally to be used for the construction and purchase of towers, to partially finance the GTE Wireless transaction, to repay existing indebtedness and for general corporate purposes. Initial borrowings were used for the discharge of the then existing credit facility of such subsidiaries. The amount of available borrowings will generally be determined based upon the then current financial performance of the assets of those subsidiaries. Up to $25 million of borrowing availability under the 2000 Credit Facility can be used for letters of credit. On March 15, 2000, we used $83.4 million in borrowings under the 2000 Credit Facility to repay outstanding borrowings and accrued interest under our senior credit facility. Additional proceeds of approximately $317 million in borrowings were used in April 2000 to fund a portion of the purchase price of the GTE Wireless transaction and for general corporate purposes.

Concurrent Convertible Preferred Stock Offering

   We are concurrently offering 7,000,000 shares of our 6.25% convertible preferred stock due 2012 in a separate offering pursuant to a separate prospectus supplement. Neither this offering nor the convertible preferred stock offering is conditioned upon the closing of the other, and we may not complete the convertible preferred stock offering. This prospectus supplement relates only to the offering of common stock and not to our concurrent convertible preferred stock offering. See "Description of Concurrent Offering."

                           The Common Stock Offering

 Shares of common stock offered (a).... 11,000,000 shares


 Shares of common stock outstanding
  after this offering (a)(b)........... 194,995,738 shares


 Use of Proceeds....................... The net proceeds to the Company will be used to fund costs related to the
                                        construction and acquisition of
                                        towers, and for working capital and
                                        general corporate purposes.
                                        Specifically, we are exploring
                                        strategic investments or partnership
                                        arrangements in Europe and Latin
                                        America through which we intend to
                                        pursue tower acquisition
                                        opportunities. See "Use of Proceeds."

 Nasdaq National Market symbol.........  TWRS

   The calculation of the number of shares outstanding after this offering is based on the number of shares outstanding on July 26, 2000. Unless otherwise specifically stated, information in this prospectus, including the foregoing numbers, assumes the underwriters do not exercise their option to purchase additional shares in the offering. See "Underwriting."

   (a) Does not include 1,650,000 shares of common stock that will be offered if the underwriters' over-allotment option is exercised in full.

   (b) Does not include (1) 1,835,990 shares of common stock reserved for issuance upon exercise of warrants outstanding prior to the offering, nor (2) 27,983,913 shares of common stock reserved for issuance under our various stock option plans, nor (3) 7,441,860 shares of common stock for the conversion of the outstanding convertible preferred stock.

                                  Risk Factors

   You should carefully consider all of the information in this prospectus. In particular, you should evaluate the specific risk factors under "Risk Factors" for a discussion of certain risks involved with an investment in the common stock.

                        Summary Financial and Other Data

    The summary historical consolidated financial and other data set forth below (other than the site data) for each of the five years in the period ended December 31, 1999, and as of December 31, 1995, 1996, 1997, 1998 and 1999, have been derived from the consolidated financial statements of CCIC, which have been audited by KPMG LLP, independent auditors. The summary historical consolidated financial and other data set forth below (other than the site data) for the three months ended March 31, 1999 and 2000, and as of March 31, 2000, have been derived from the unaudited consolidated financial statements of CCIC, which include all adjustments that CCIC considers necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year. The results of operations for the three months ended March 31, 2000 are not comparable to the three months ended March 31, 1999; the results for the year ended December 31, 1999 are not comparable to the year ended December 31, 1998; the results for the year ended December 31, 1998 are not comparable to the year ended December 31, 1997; and the results for the year ended December 31, 1997 are not comparable to the year ended December 31, 1996; in each case as a result of business acquisitions completed in 1997, 1998, 1999 and 2000. Results of operations of these acquired businesses are included in CCIC's consolidated financial statements for the periods after the respective dates of acquisition. The information set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations" included in CCIC's Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

                                                                             Three Months
                                   Years Ended December 31,                 Ended March 31,
                          -----------------------------------------------  ------------------
                           1995     1996      1997      1998      1999       1999      2000
                          -------  -------  --------  --------  ---------  --------  --------
                            (Dollars in thousands, except per share amounts)
Statement of Operations
 Data:
Net revenues:
 Site rental and
  broadcast
  transmission..........  $ 4,052  $ 5,615  $ 11,010  $ 75,028  $ 267,894  $ 45,326  $ 93,741
 Network services and
  other.................        6      592    20,395    38,050     77,865     9,783    30,503
                          -------  -------  --------  --------  ---------  --------  --------
   Total net revenues...    4,058    6,207    31,405   113,078    345,759    55,109   124,244
                          -------  -------  --------  --------  ---------  --------  --------
Costs of operations:
 Site rental and
  broadcast
  transmission..........    1,226    1,292     2,213    26,254    114,436    18,527    40,287
 Network services and
  other.................      --         8    13,137    21,564     42,312     6,982    15,901
                          -------  -------  --------  --------  ---------  --------  --------
   Total costs of
    operations..........    1,226    1,300    15,350    47,818    156,748    25,509    56,188
                          -------  -------  --------  --------  ---------  --------  --------
General and
 administrative.........      729    1,678     6,824    23,571     43,823     8,304    14,853
Corporate
 development(a).........      204    1,324     5,731     4,625      5,403       874     2,071
Restructuring charges...      --       --        --        --       5,645     1,814       --
Non-cash compensation
 charges(b) ............      --       --        --     12,758      2,173       667       461
Depreciation and
 amortization...........      836    1,242     6,952    37,239    130,106    19,656    45,122
                          -------  -------  --------  --------  ---------  --------  --------
Operating income
 (loss).................    1,063      663    (3,452)  (12,933)     1,861    (1,715)    5,549
Other income (expense):
 Equity in earnings
  (losses) of
  unconsolidated
  affiliate.............      --       --     (1,138)    2,055        --        --        --
 Interest and other
  income (expense)(c)...       53      193     1,951     4,220     17,731       340     5,704
 Interest expense and
  amortization of
  deferred financing
  costs.................   (1,137)  (1,803)   (9,254)  (29,089)  (110,908)  (11,286)  (41,761)
                          -------  -------  --------  --------  ---------  --------  --------
Loss before income
 taxes, minority
 interests,
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............      (21)    (947)  (11,893)  (35,747)   (91,316)  (12,661)  (30,508)
Provision for income
 taxes..................      --       (10)      (49)     (374)      (275)     (127)      (11)
Minority interests......      --       --        --     (1,654)    (2,756)     (685)   (1,541)
                          -------  -------  --------  --------  ---------  --------  --------
Loss before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............      (21)    (957)  (11,942)  (37,775)   (94,347)  (13,473)  (32,060)
Extraordinary item--loss
 on early extinguishment
 of debt................      --       --        --        --         --        --     (1,495)
Cumulative effect of
 change in accounting
 principle for costs of
 start-up activities....      --       --        --        --      (2,414)   (2,414)      --
                          -------  -------  --------  --------  ---------  --------  --------
Net loss................      (21)    (957)  (11,942)  (37,775)   (96,761)  (15,887)  (33,555)
Dividends on preferred
 stock..................      --       --     (2,199)   (5,411)   (28,881)   (6,408)  (11,493)
                          -------  -------  --------  --------  ---------  --------  --------
Net loss after deduction
 of dividends on
 preferred stock........  $   (21) $  (957) $(14,141) $(43,186) $(125,642) $(22,295) $(45,048)
                          =======  =======  ========  ========  =========  ========  ========

                                                                                 Three Months Ended
                                      Years Ended December 31,                        March 31,
                         ------------------------------------------------------  --------------------
                           1995      1996      1997        1998        1999        1999       2000
                         --------  --------  ---------  ----------  -----------  --------  ----------
                              (Dollars in thousands, except per share amounts)
Per common share--basic
 and diluted:
 Loss before
  extraordinary item
  and cumulative effect
  of change in
  accounting
  principle............. $  (0.01) $  (0.27) $   (2.27) $    (1.02) $     (0.94) $  (0.21) $    (0.27)
 Extraordinary item.....      --        --         --          --           --        --        (0.01)
 Cumulative effect of
  change in accounting
  principle.............      --        --         --          --         (0.02)    (0.03)        --
                         --------  --------  ---------  ----------  -----------  --------  ----------
 Net loss............... $  (0.01) $  (0.27) $   (2.27) $    (1.02) $     (0.96) $  (0.24) $    (0.28)
                         ========  ========  =========  ==========  ===========  ========  ==========
 Common shares
  outstanding--basic
  and diluted (in
  thousands)............    3,316     3,503      6,238      42,518      131,466    94,732     158,566
                         ========  ========  =========  ==========  ===========  ========  ==========
Other Data:
Site data (at period
 end)(d):
 Towers owned...........      126       155        240       1,344        7,326     3,683       8,497
 Towers managed.........        7         7        133         129           13        13          13
 Rooftop sites managed
  (revenue producing)...       41        52         80         135          149       146         149
                         --------  --------  ---------  ----------  -----------  --------  ----------
   Total sites owned and
    managed.............      174       214        453       1,608        7,488     3,842       8,659
                         ========  ========  =========  ==========  ===========  ========  ==========
EBITDA(e):
 Site rental............ $  2,697  $  3,555  $   7,682  $   44,661  $   139,966  $ 24,658  $   48,528
 Network services and
  other.................     (594)     (326)     1,549      (2,972)       5,222    (3,362)      4,675
 Corporate development
  expenses(a)...........     (204)   (1,324)    (5,731)     (4,625)      (5,403)     (874)     (2,071)
                         --------  --------  ---------  ----------  -----------  --------  ----------
   Total EBITDA......... $  1,899  $  1,905  $   3,500  $   37,064  $   139,785  $ 20,422  $   51,132
                         ========  ========  =========  ==========  ===========  ========  ==========
Capital expenditures.... $    161  $    890  $  18,035  $  138,759  $   293,801  $ 76,363  $  110,427
Summary cash flow
 information:
 Net cash provided by
  (used for) operating
  activities............    1,672      (530)      (624)     44,976       92,608    20,487      36,934
 Net cash used for
  investing
  activities............  (16,673)  (13,916)  (111,484)   (149,248)  (1,509,146) (281,208)   (399,288)
 Net cash provided by
  financing
  activities............   15,597    21,193    159,843     345,248    1,670,402    66,397     324,915
Ratio of earnings to
 fixed charges(f).......      --        --         --          --           --        --          --
Balance Sheet Data (at
 period end):
Cash and cash
 equivalents............ $    596  $  7,343  $  55,078  $  296,450  $   549,328            $  509,505
Property and equipment,
 net....................   16,003    26,753     81,968     592,594    2,468,101             2,851,855
Total assets............   19,875    41,226    371,391   1,523,230    3,836,650             4,212,512
Total debt..............   11,182    22,052    156,293     429,710    1,542,343             1,892,566
Redeemable preferred
 stock(g)...............    5,175    15,550    160,749     201,063      422,923               430,291
Total stockholders'
 equity (deficit).......      619      (210)    41,792     737,562    1,617,747             1,596,412

--------
(a) Corporate development expenses represent costs incurred in connection with acquisitions and development of new business initiatives. These expenses consist primarily of allocated compensation, benefits and overhead costs that are not directly related to the administration or management of existing towers. For the year ended December 31, 1997, such expenses include (1) nonrecurring cash bonuses of $0.9 million paid to certain executive officers in connection with our initial investment in Castle Transmission and (2) a nonrecurring cash charge of $1.3 million related to our purchase of shares of our common stock from our former chief executive officer in connection with our initial Castle Transmission investment.
(b) Represents charges related to the issuance of stock options to certain employees and executives.
(c) Includes a $1.2 million fee received in March 1997 as compensation for leading an investment consortium that provided the equity financing in connection with our initial Castle Transmission investment.
(d) Represents our aggregate number of sites as of the end of each period.
(e) EBITDA is defined as operating income (loss) plus depreciation and amortization, non-cash compensation charges and restructuring charges. EBITDA is presented as additional information because management believes it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. Furthermore, our measure of EBITDA may not be comparable to similarly titled measures of other companies.

(f) For purposes of computing the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, minority interests, extraordinary item, cumulative effect of change in accounting principle, fixed charges and undistributed equity in earnings (losses) of unconsolidated affiliate. Fixed charges consist of interest expense, the interest component of operating leases and amortization of deferred financing costs. For the years ended December 31, 1995, 1996, 1997, 1998 and 1999, earnings were insufficient to cover fixed charges by $21,000, $0.9 million, $10.8 million, $37.8 million and $91.3 million, respectively. For the three months ended March 31, 1999 and 2000, earnings were insufficient to cover fixed charges by $12.7 million and $30.5 million, respectively.
(g) The 1995, 1996 and 1997 amounts represent (1) the senior convertible preferred stock we privately placed in August 1997 and October 1997, all of which has been converted into shares of common stock, and (2) Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock we privately placed in April 1995, July 1996 and February 1997, respectively, all of which has been converted into shares of common stock in connection with the completion of our initial public offering in August 1998. The 1998, 1999 and 2000 amounts represent (1) our exchangeable preferred stock we privately placed in December 1998 and (2) our convertible preferred stock we privately placed in November 1999.

                                  RISK FACTORS

   You should carefully consider the risks described below, as well as the other information included in this prospectus supplement, when evaluating an investment in our common stock.

Failure to Properly Manage Our Growth--If we are unable to successfully integrate acquired operations or manage our existing operations as we grow, our business will be adversely affected and we may not be able to continue our current business strategy.

   We cannot guarantee that we will be able to successfully integrate acquired businesses and assets into our business or implement our plans without delay. If we fail to do so it could have a material adverse effect on our financial condition and results of operations. We have grown significantly over the past two years through acquisitions, and such growth continues to be an important part of our business plan. The addition of over 8,500 towers to our operations through our recent and agreed-to transactions has and will continue to increase our current business considerably and adds operating complexities. Successful integration of these transactions will depend primarily on our ability to manage these combined operations and to integrate new management and employees with and into our existing operations. For the three months ended March 31, 2000, our net loss increased from $15.9 million to $33.6 million, an increase of 111%, as a result of our expanded business operations and the financing thereof, including a 130% increase in depreciation and amortization and a 270% increase in interest expense in the first quarter of 2000 as compared to the first quarter 1999. We expect that such net losses, at least in the near term, will continue to exceed those of comparable prior year periods, as a result of our growth and the financing thereof. As of July 24, 2000, long-term debt and capital shares (defined as common stock plus additional paid-in capital) were $2,439.2 million and $2,491.6 million, respectively.

   Implementation of our acquisition strategy may impose significant strains on our management, operating systems and financial resources. We regularly evaluate potential acquisition and joint venture opportunities and are currently evaluating potential transactions that could involve substantial expenditures, possibly in the near term. If we fail to manage our growth or encounter unexpected difficulties during expansion it could have a material adverse effect on our financial condition and results of operations. The pursuit and integration of acquisitions and joint venture opportunities will require substantial attention from our senior management, which will limit the amount of time they are able to devote to our existing operations.

Substantial Level of Indebtedness--Our substantial level of indebtedness could adversely affect our ability to react to changes in our business. We may also be limited in our ability to use debt to fund future capital needs.

   We have a substantial amount of indebtedness. The following chart sets forth certain important credit information and is presented as of March 31, 2000, both on an actual basis as well as on a pro forma basis giving effect to our recent borrowings under the term loans, our June 2000 high-yield debt offering, the roll-up and consolidation of CCUK into CCIC and our concurrent financing transactions.

                                                         Actual    Pro Forma
                                                       ----------  ----------
                                                            (Dollars In
                                                            Thousands)
     Total indebtedness............................... $1,892,566  $2,392,566
     Redeemable preferred stock.......................    430,291     766,041
     Stockholders' equity.............................  1,596,412   2,429,693
     Debt and redeemable preferred stock to equity
      ratio...........................................       1.46x       1.30x

   In addition, our earnings for the quarter ended March 31, 2000 were insufficient to cover fixed charges by $30.5 million.

   As a result of our substantial indebtedness:

  . we could be more vulnerable to general adverse economic and industry conditions;

  . we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

  . we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

  . we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and

  . we will have a competitive disadvantage relative to other companies with less debt in our industry.

   We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt, pay our obligations under the convertible preferred stock or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee, however, that we will be able to refinance our indebtedness on commercially reasonable terms or at all.

As a Holding Company, We Require Dividends from Subsidiaries to Meet Cash Requirements or Pay Dividends--If our subsidiaries are unable to dividend cash to us when we need it, we may be unable to pay dividends or satisfy our obligations, including interest and principal payments, under our debt instruments.

   Crown Castle International Corp., or CCIC, is a holding company with no business operations of its own. CCIC's only significant asset is the outstanding capital stock of its subsidiaries. CCIC conducts all its business operations through its subsidiaries. Accordingly, CCIC's only source of cash to pay dividends or make other distributions on its capital stock or to pay interest and principal on its outstanding indebtedness is distributions relating to its ownership interest in its subsidiaries from the net earnings and cash flow generated by such subsidiaries. We currently expect that the earnings and cash flow of CCIC's subsidiaries will be retained and used by such subsidiaries in their operations, including to service their respective debt obligations. Even if we did determine to make a distribution in respect of the capital stock of CCIC's subsidiaries, there can be no assurance that CCIC's subsidiaries will generate sufficient cash flow to pay or distribute such a dividend or funds, or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of such subsidiaries, would permit such dividends, distributions or payments. Furthermore, the terms of our credit facilities place restrictions on our principal subsidiaries' ability to pay dividends or to make distributions, and in any event, such dividends or distributions may only be paid if no default has occurred under the applicable instrument. Moreover, CCIC's subsidiaries are permitted under the terms of their existing debt instruments to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to CCIC. See "--Substantial Level of Indebtedness" and "--Ability to Service Debt".

Ability to Service Debt--To service our indebtedness, we will require a significant amount of cash from our subsidiaries. An inability to access our subsidiaries' cash flow may lead to an acceleration of our indebtedness, including our notes. Currently, the instruments governing our subsidiaries' indebtedness do not allow sufficient funds to be distributed to CCIC to service its indebtedness.

   If CCIC is unable to refinance its subsidiary debt or renegotiate the terms of such debt, CCIC may not be able to meet its debt service requirements, including interest payments on our notes, in the future. Our 9% senior notes, our 9 1/2% senior notes and our 10 3/4% senior notes require annual cash interest payments of approximately $16.2 million, $11.9 million and $53.8 million, respectively. Prior to November 15, 2002, May 15, 2004 and August 1, 2004, the interest expense on our 10 5/8% discount notes, our 10 3/8% discount notes and our 11 1/4% discount notes, respectively, will be comprised solely of the amortization of original issue discount. Thereafter, the 10 5/8% discount notes, the 10 3/8% discount notes and the 11 1/4% discount notes will require annual cash interest payments of approximately $26.7 million, $51.9 million and $29.3 million, respectively. Prior to December 15, 2003, we do not expect to pay cash dividends on our exchangeable preferred stock or, if issued, cash interest on the exchange debentures. Thereafter, assuming all dividends or interest have been paid-in-kind, our exchangeable preferred stock or, if issued, the exchange debentures will require annual cash dividend or interest payments of approximately $47.8 million.

Restrictive Debt Covenants--The terms of our debt instruments limit our ability to take a number of actions that our management might otherwise believe to be in our best interests. In addition, if we fail to comply with our covenants, our debt could be accelerated.

   Currently we have debt instruments in place that restrict our ability to incur more indebtedness, pay dividends, create liens, sell assets and engage in certain mergers and acquisitions. Our subsidiaries, under their debt instruments, are also required to maintain specific financial ratios. Our ability to comply with the restrictions of these instruments and to satisfy our debt obligations will depend on our future operating performance. If we fail to comply with the debt restrictions, we will be in default under those instruments, which in some cases would cause the maturity of substantially all of our long-term indebtedness to be accelerated. See "Description of Certain Indebtedness."

We Require Significant Capital to Fund Our Operations and Make Acquisitions--If we are unable to raise capital in the future, we will be unable to achieve our currently contemplated business strategy and may not be able to fund our operations.

   We will require substantial capital (1) as we increase the number of towers we own and manage by partnering with wireless carriers, by pursuing opportunities to build new towers, or build-to-suit opportunities, for wireless carriers and by pursuing other tower acquisition opportunities and (2) to acquire existing transmission networks globally as opportunities arise. If we are unable to raise capital when our needs arise, we will be unable to pursue our current business strategy and may not be able to fund our operations.

   To fund the execution of our business strategy, including the construction of new towers that we have agreed to build, we expect to use the remaining net proceeds of our prior offerings and borrowings available under our credit facilities. We will have additional cash needs to fund our operations and acquisitions in the future, including some of the agreed to transactions. We may also have additional cash needs in the near term if additional tower acquisitions or build-to-suit opportunities arise. Some of the opportunities that we are currently pursuing could require significant additional capital. If we do not otherwise have cash available, or borrowings under our credit facilities have otherwise been utilized, when our cash need arises, we would be forced to seek additional debt or equity financing or to forego the opportunity. In the event we determine to seek additional debt or equity financing, there can be no assurance that any such financing will be available, on commercially acceptable terms or at all, or permitted by the terms of our existing indebtedness.

We May Not Be Able To Construct Or Acquire New Towers At The Pace And In The Locations That We Desire--If we are unable to do so, we may not be able to satisfy our current agreements to build new towers and we may have difficulty finding tenants to lease space on our new towers.

   Our growth strategy depends in part on our ability to construct and operate towers in conjunction with expansion by wireless carriers. If we are unable to build new towers when wireless carriers require them, or we are unable to build new towers where we believe the best opportunity to add tenants exists, we could fail to meet our contractual obligations under build-to-suit agreements, and we could lose opportunities to lease space on our towers.

   During the fiscal quarter ended March 31, 2000, we completed construction of 308 towers. We currently have plans to commence construction on approximately 730 additional towers during the remainder of fiscal 2000. Our ability to construct these new towers could be affected by a number of factors beyond our control, including:

  . zoning and local permitting requirements and national regulatory approvals;

  . availability of construction equipment and skilled construction personnel; and

  .  bad weather conditions.

   In addition, as the concern over tower proliferation has grown in recent years, certain communities have placed restrictions on new tower construction or have delayed granting permits required for construction. You should consider that:

  . the barriers to new construction may prevent us from building towers where we want;

  . we may not be able to complete the number of towers planned for construction in accordance with the requirements of our customers; and

  . we cannot guarantee that there will be a significant need for the construction of new towers once the wireless carriers complete their tower networks.

   All of the above factors could affect both our domestic and international operations. In addition, competition laws could prevent us from acquiring or constructing towers or tower networks in certain geographical areas.

Our Business Depends on the Demand for Wireless Communications--We will be adversely affected by any slowdown in the growth of, or reduction in demand for, wireless communications.

   Demand for our site rentals depends on demand for communication sites from wireless carriers, which, in turn, depends on the demand for wireless services. The demand for our sites depends on many factors which we cannot control, including:

  .  the level of demand for wireless services generally;

  .  the financial condition and access to capital of wireless carriers;

  . the strategy of carriers relating to owning or leasing communication sites;

  .  changes in telecommunications regulations; and

  .  general economic conditions.

   A slowdown in the growth of, or reduction in, demand in a particular wireless segment could adversely affect the demand for communication sites. Moreover, wireless carriers often operate with substantial indebtedness, and financial problems for our customers could result in accounts receivable going uncollected, the loss of a customer (and associated lease revenue) or a reduced ability of these customers to finance expansion activities. Finally, advances in technology, such as the development of new satellite and antenna systems, could reduce the need for land-based, or terrestrial, transmission networks. The occurrence of any of these factors could have a material adverse effect on our financial condition and results of operations.

Variability In Demand For Network Services May Reduce The Predictability Of Our Results--Our network services business has historically experienced significant volatility in demand. As a result, the operating results of our network services business for any particular period may vary significantly and should not be considered as necessarily being indicative of longer-term results.

   Demand for our network services fluctuates from period to period and within periods. These fluctuations are caused by a number of factors, including:

  .  the timing of customers' capital expenditures;

  .  annual budgetary considerations of customers;

  .  the rate and volume of wireless carriers' tower build-outs;

  .  timing of existing customer contracts; and

  .  general economic conditions.

   While demand for our network services fluctuates, we must incur certain costs, such as maintaining a staff of network services employees in anticipation of future contracts, even when there may be no current business. Furthermore, as wireless carriers complete their build-outs, the need for the construction of new towers and the demand for our network services could decrease significantly and could result in fluctuations and, possibly, significant declines in our operating performance.

We Operate Our Business In An Increasingly Competitive Industry And Many Of Our Competitors Have Significantly More Resources--As a result of this competition, we may find it more difficult to achieve favorable lease rates on our towers and we may be forced to pay more for future tower acquisitions.

   We face competition for site rental customers from various sources, including:

  .  other large independent tower owners;

  . wireless carriers that own and operate their own towers and lease antenna space to other carriers;

  . site development companies that acquire antenna space on existing towers for wireless carriers and manage new tower construction; and

  .  traditional local independent tower operators.

   Wireless carriers that own and operate their own tower portfolios generally are substantially larger and have greater financial resources than we have. Competition for tenants on towers could adversely affect lease rates and service income.

   In addition, competition for the acquisition of towers is keen, and we expect it to continue to grow. We not only compete against other independent tower owners and operators, but also against wireless carriers, broadcasters and site developers. As competition consolidates, we may be faced with fewer acquisition opportunities, as well as higher acquisition prices. While we regularly explore acquisition opportunities, we cannot guarantee that we will be able to identify suitable towers to acquire in the future.

A Substantial Portion Of Our Revenues Is Dependent Upon Agreements With the BBC, NTL, Verizon, BellSouth Mobility, BellSouth DCS, GTE Wireless And Powertel

   If we were to lose our contracts with the BBC or our site sharing agreement with NTL, we would likely lose a substantial portion of our revenues. The BBC accounted for approximately 28% and 20% of our revenues for the twelve-month period ended December 31, 1999 and the fiscal quarter ended March 31, 2000, respectively.

   Our broadcast business is substantially dependent on our contracts with the BBC. We cannot guarantee that the BBC will renew our contracts or that they will not attempt to negotiate terms that are not as favorable to us as those in place now. If we were to lose these BBC contracts, our business, results of operations and financial condition would be materially adversely affected. The initial term of our analog transmission contract with the BBC will expire on March 31, 2007, and our digital transmission contract with the BBC expires on October 31, 2010. In addition, our digital transmission contract with the BBC may be terminated by the BBC after five years if the BBC's board of governors does not believe that digital television in the United Kingdom has enough viewers.

   A substantial portion of our U.K. broadcast transmission operations is conducted using sites owned by National Transmission Limited, or NTL, our major competitor in the United Kingdom. NTL also utilizes our sites for their broadcast operations. This site sharing arrangement with NTL may be terminated with five years' notice by either us or NTL, and may be terminated sooner upon a continuing breach of the agreement. The agreement is set to expire on December 31, 2005. We cannot guarantee that this agreement will not be terminated, which could have a material adverse effect on our business, results of operations and financial condition.

   In addition, a substantial portion of our revenues are received from a few major wireless carriers, particularly carriers that have transferred their tower assets to us. We cannot guaranty that the lease or management agreements with such carriers will not be terminated or that these carriers will renew such agreements.

Extensive Regulations Which Could Change At Any Time And With Which We Could Fail To Comply Regulate Our Business--If we fail to comply with applicable regulations, we could be fined or even lose our right to conduct some of our business.

   A variety of foreign, federal, state and local regulations apply to our business. Failure to comply with applicable requirements may lead to civil penalties or require us to assume costly indemnification obligations or breach contractual provisions. We cannot guarantee that existing regulatory policies will not adversely affect the timing or cost of new tower construction or that additional regulations will not be adopted which increase delays or result in additional costs. These factors could have a material adverse effect on our financial condition and results of operations.

   Since we signed our analog transmission contact with the BBC, the BBC has increased its service requirements to include 24-hour broadcasting on our transmission network for the BBC's two national television services and a requirement for us to add a number of additional analogue stations and service enhancements to existing analogue stations. The BBC has agreed to increases of approximately (Pounds)1,320,000 (approximately $2,101,704) per year in the charges payable by the BBC to us for these service enhancements. These additional charges may require a revision amendment to that part of CCUK's transmission telecommunications license dealing with price regulation of analogue broadcasting services to the BBC. We are in discussions with the BBC and OFTEL, the relevant regulatory authority in the United Kingdom, as to the most appropriate way to clarify the license regulatory provisions to take into account these agreed additional payments. There can be no assurance that such clarification will be achieved as a result of these discussions with OFTEL.

If we fail to complete any or all of our previously agreed-to transactions, we will not recognize all of the benefits of such transactions.

   If one or more of our previously agreed-to transactions is not fully completed or is completed on significantly different terms than those currently contemplated, it could substantially affect the implementation of our business strategy. If we fail to close these transactions, our ability to offer tower clusters in many major U.S. markets will be impaired. As a result, our future site rental revenue would be adversely affected. The agreements relating to these agreed-to transactions contain many conditions that must be satisfied before we can close such agreed-to transactions. In addition, each of the agreements relating to these agreed-to transactions includes provisions that could result in our purchasing fewer towers at closing.

Emissions from our Antennas May Create Health Risks--We could suffer from future claims if the radio frequency emissions from equipment on our towers is demonstrated to cause negative health effects.

   The government imposes requirements and other guidelines on our towers relating to radio frequency emissions. The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. We cannot guarantee that claims relating to radio frequency emissions will not arise in the future.

Our International Operations Expose Us to Changes in Foreign Currency Exchange Rates--If we fail to properly match or hedge the currencies in which we conduct business, we could suffer losses as a result of changes in currency exchange rates.

   We conduct business in countries outside the United States, which exposes us to fluctuations in foreign currency exchange rates. We also intend to expand our international operations in the future. For the quarter ended March 31, 2000, approximately 44.4% of our consolidated revenues originated outside the United States, all of which were denominated in currencies other than U.S. dollars, principally pounds sterling. We have not historically engaged in significant hedging activities relating to our non-U.S. dollar operations, and we could suffer future losses as a result of changes in currency exchange rates.

We Are Heavily Dependent on Our Senior Management--If we lose members of our senior management, we may not be able to find appropriate replacements on a timely basis and our business could be adversely affected.

   Our existing operations and continued future development depend to a significant extent upon the performance and active participation of certain key individuals as employees, including our chief executive officer and our president. We cannot guarantee that we will be successful in retaining the services of these, or other key personnel. None of our executives have signed noncompetition agreements. If we were to lose any of these individuals, we may not be able to find appropriate replacements on a timely basis and our financial condition and results of operations could be materially adversely affected.

Anti-Takeover Provisions in Our Certificate of Incorporation Could Have Effects That Conflict with the Interests of Our Stockholders--Certain provisions of our certificate of incorporation, by-laws and operative agreements could make it more difficult for a third party to acquire control of us even if such a change in control would be beneficial to you.

   We have a number of anti-takeover devices in place that will hinder takeover attempts and could reduce the market value of our common stock. Our anti-takeover provisions include:

  .  a staggered board of directors;

  . the authority of the board of directors to issue preferred stock without approval of the holders of common stock, other than the holders of our Class A common stock;

  . advance notice requirements for director nominations and actions to be taken at annual meetings;

  . the right of the holders of our Class A common stock to elect up to two members of the board of directors; and

  . the requirement that the holders of our Class A common stock approve certain changes to our certificate of incorporation or by-laws.

   In addition, our by-laws permit special meetings of the stockholders to be called only upon the request of a majority of the board of directors, and deny stockholders the ability to call such meetings. In addition, our BBC contracts may be terminated upon the occurrence of certain change of control events described in such contracts. Such provisions, as well as the provisions of
Section 203 of the Delaware General Corporation Law, could impede a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. See "Description of Capital Stock" in the attached prospectus.

Shares Eligible For Future Sale--Sales of a substantial number of shares of common stock could adversely affect the market price of the common stock.

   Future sales of a substantial number of shares of our common stock could adversely affect the market price of our common stock. Upon completion of the common stock offering, we will have 194,995,738 shares of common stock outstanding. In addition, we have reserved 27,983,913 shares of common stock for issuance under our various stock options plans, 1,835,990 shares of common stock upon exercise of outstanding warrants and 7,441,860 shares of common stock for the conversion of the outstanding convertible preferred stock. The 11,000,000 shares sold in the offering will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act.

Dilution--This offering and other existing arrangements will result in substantial dilution to the value of our common stock.

   Persons purchasing shares of common stock in the common stock offering will incur immediate and substantial dilution in net tangible book value per share. Purchasers of shares in the common stock offering will experience dilution of $22.35 per share. Any below market issuances could result in substantial dilution to our other stockholders. Moreover, to the extent that outstanding options and warrants to purchase common stock are exercised, there could be substantial additional dilution.

We Will Have Broad Discretion in the Application of Proceeds from Our Proposed Offerings--we will have the ability to utilize some or all of the proceeds of the proposed offerings to fund as yet unidentified acquisitions, investment or joint ventures.

   We will have broad discretion in allocating the net proceeds from the proposed offerings of common stock and convertible preferred stock without any action or approval of our stockholders. Accordingly, investors may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of the net proceeds.

This Prospectus Supplement Includes Forward-Looking Statements--If our expectations reflected in these forward-looking statements prove to be incorrect, our actual results could differ materially from these expectations.

   This prospectus supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this document, including, without limitation, the statements under "Summary" and located elsewhere in this prospectus supplement regarding industry prospects, our prospects and our financial position are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this document. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus supplement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of approximately $309.5 million, assuming the underwriters do not exercise their over-allotment option, from this offering, after deducting estimated fees and expenses. Concurrently with this offering, we are offering 7,000,000 shares of convertible preferred stock, assuming the underwriters do not exercise their over-allotment option, with aggregate estimated net proceeds of approximately $335.8 million, after deducting estimated fees and expenses. The offerings of common stock and convertible preferred stock are not conditioned on each other.

   We expect to use the net proceeds of this offering, as well as the offering of convertible preferred stock, to fund costs related to the construction and acquisition of towers, and for working capital and general corporate purposes. Some or all of the net proceeds may also be used to acquire or invest in additional tower assets or tower companies and complementary businesses, technologies or products. We have no current agreements or commitments with respect to any material business acquisitions. However, we are continuously engaged in discussions with carriers, broadcasters, other tower owners and potential co-investors to explore transmission, acquisition, leasing and investment opportunities in the consolidating tower ownership and management industry. Specifically, we are exploring strategic investments or partnership arrangements in Europe and Latin America through which we intend to pursue tower acquisition opportunities. If we make any such investment or entered into any such partnership, a substantial portion of the net proceeds of this offering could be applied in connection therewith. In addition, we are pursuing discussions with carriers in Europe with respect to the build-out of 3G wireless networks for such carriers. In the event we engage in the build-out of any such 3G networks, a significant portion of the net proceeds of this offering could be applied in connection therewith. Pending such uses, the net proceeds of this offering will be invested in short-term investments.

   We will have broad discretion in allocating the net proceeds from the proposed offerings of common stock and convertible preferred stock without any action or approval of our stockholders. Accordingly, investors may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of the net proceeds. See "Risk Factors--We Will Have Broad Discretion in the Application of Proceeds from Our Proposed Offerings".

                          PRICE RANGE OF COMMON STOCK

   The common stock was initially offered to the public on August 18, 1998 at a price of $13.00 per share. The common stock is listed and traded on The Nasdaq Stock Market's National Market(SM) under the symbol "TWRS". The following table sets forth for the calendar periods indicated the high and low sales prices per share of the common stock as reported by Nasdaq.

                                                                   High   Low
                                                                  ------ ------
    1998:
      Third Quarter.............................................. $13.25 $ 6.69
      Fourth Quarter.............................................  23.50   6.00
    1999:
      First Quarter.............................................. $23.50 $16.63
      Second Quarter.............................................  21.50  16.38
      Third Quarter..............................................  25.50  14.69
      Fourth Quarter.............................................  33.50  15.44
    2000:
      First Quarter.............................................. $44.75 $28.19
      Second Quarter.............................................  40.38  23.06
      Third Quarter (through July 27, 2000)......................  39.69  28.63

   On July 27, 2000, the last reported sale price of the common stock as reported by Nasdaq was $30.00. As of July 18, 2000, there were approximately 520 holders of record of the common stock.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. It is our current policy to retain earnings to finance the expansion of our operations. Future declaration and payment of dividends, if any, will be determined in light of the then-current conditions, including:

  .  our earnings;

  .  our operations;

  .  our capital requirements;

  .  our financial condition; and

  .  other factors deemed relevant by our board of directors.

   In addition, our ability to pay dividends is limited by the terms of our debt instruments and the terms of the certificate of designations in respect of our exchangeable preferred stock and our convertible preferred stock. See "Description of Certain Indebtedness".

                                 CAPITALIZATION


   The following table sets forth as of March 31, 2000:

    . our historical capitalization;

    . our pro forma capitalization after giving effect to the recent borrowings under the term loans in connection with the GTE transaction, the 2000 high-yield debt offering, the conversion of France Telecom's ownership interest in CCUK into shares of our common stock and the resulting roll-up of CCUK into CCIC (collectively, the "2000 transactions"), and this offering; and

    . our pro forma capitalization after giving effect to the 2000 transactions, this offering and the concurrent offering of convertible preferred stock.

The information set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in CCIC's Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

                                                      March 31, 2000
                                           -------------------------------------
                                                                     Pro Forma
                                                        Pro Forma     for 2000
                                                         for 2000   Transactions
                                                       Transactions     and
                                             Actual    and Offering  Offerings
                                           ----------  ------------ ------------
                                           (Dollars in thousands, except share
                                                         amounts)
Cash and cash equivalents(a).............  $  509,505   $1,296,574   $1,632,324
                                           ==========   ==========   ==========
Notes payable and current maturities of
 long-term debt..........................  $      --    $      --    $      --
                                           ==========   ==========   ==========
Long-term debt (less current maturities):
 2000 Credit Facility(b).................  $  400,000   $  400,000   $  400,000
 CCUK Credit Facility(b).................     131,778      131,778      131,778
 Crown Atlantic Credit Facility(b).......     180,000      180,000      180,000
 9% Guaranteed Bonds due 2007............     193,096      193,096      193,096
 10 5/8% Senior Discount Notes due 2007..     191,321      191,321      191,321
 10 3/8% Senior Discount Notes due 2011..     329,511      329,511      329,511
 9% Senior Notes due 2011................     180,000      180,000      180,000
 11 1/4% Senior Discount Notes due 2011..     161,860      161,860      161,860
 9 1/2% Senior Notes due 2011............     125,000      125,000      125,000
 10 3/4% Senior Notes due 2011...........         --       500,000      500,000
                                           ----------   ----------   ----------
  Total long-term debt...................   1,892,566    2,392,566    2,392,566
                                           ----------   ----------   ----------
Minority interests.......................      74,529       31,777       31,777
Redeemable preferred stock:
 12 3/4% Exchangeable Preferred Stock due
  2010 ($.01 par value; 400,000 shares
  authorized; 233,973 shares issued).....     235,216      235,216      235,216
 8 1/4% Convertible Preferred Stock due
  2012 ($.01 par value; 200,000 shares
  authorized; 200,000 shares issued).....     195,075      195,075      195,075
 Convertible Preferred Stock offered
  concurrently(c)........................         --           --       335,750
                                           ----------   ----------   ----------
   Total redeemable preferred stock......     430,291      430,291      766,041
                                           ----------   ----------   ----------
Stockholders' equity:
 Common stock ($.01 par value;
  690,000,000 shares authorized):
  Common stock (148,813,270 shares
   issued, actual; and 188,596,770 shares
   issued, pro forma for CCUK
   consolidation and offering)...........       1,488        1,886        1,886
  Class A common stock (11,340,000 shares
   issued, actual; and
   -0- shares issued, pro forma for CCUK
   consolidation)........................         113          --           --
 Additional paid-in capital..............   1,831,119    2,668,240    2,668,240
 Cumulative foreign currency translation
  adjustment.............................      (5,393)      (5,393)      (5,393)
 Accumulated deficit.....................    (230,915)    (235,040)    (235,040)
                                           ----------   ----------   ----------
  Total stockholders' equity.............   1,596,412    2,429,693    2,429,693
                                           ----------   ----------   ----------
   Total capitalization..................  $3,993,798   $5,284,327   $5,620,077
                                           ==========   ==========   ==========

--------
(a) In April 2000, we paid $538.8 million in cash (of which $395.9 million resulted from borrowings under the term loans) in connection with closings for the GTE Wireless, Optus, BellSouth and BellSouth DCS transactions. The effect of these payments as a reduction to cash and cash equivalents has not been reflected in the accompanying table.
(b) As of July 1, 2000, CCUSA had unused borrowing availability under its senior credit facility of approximately $180.0 million, CCUK had approximately (Pounds)65.0 million ($101.1 million) of unused borrowing availability under its credit facility and Crown Atlantic had approximately $50.0 million of unused borrowing availability under its credit facility. See "Description of Certain Indebtedness".
(c) Neither this offering nor the concurrent offering of convertible preferred stock is conditioned upon the closing of the other, and we may not complete the convertible preferred stock offering.

                                   MANAGEMENT

   Set forth below is certain information relating to the current executive officers of the Company. Officers of the Company are elected annually.

   The following table sets forth certain information, as of June 30, 2000, for our directors or executive officers and other key personnel:

          Name           Age                           Positions
          ----           ---                           ---------
Ted B. Miller, Jr.......  48 Chairman of the Board, Chief Executive Officer
David L. Ivy............  53 Vice Chairman of the Board, Global Mergers and Acquisitions
John P. Kelly...........  42 President and Chief Operating Officer
Charles C. Green, III...  54 Executive Vice President, Global Finance
George E. Reese.........  49 Executive Vice President, International
Alan Rees...............  57 Executive Vice President, Technology
E. Blake Hawk...........  50 Executive Vice President, General Counsel
W. Benjamin Moreland....  36 Senior Vice President, Chief Financial Officer and Treasurer
Edward W. Wallander.....  42 President and Chief Operating Officer, Crown Castle USA Inc.
Robert E. Giles.........  52 President and Chief Operating Officer, Crown Castle UK Limited
Peter G. Abery..........  52 Managing Director, Crown Castle Australia

   Ted B. Miller, Jr. has been the Chief Executive Office since November 1996, Chairman of the Board since May 1999, Vice Chairman of the Board from August 1997 to May 1999 and a director of CCIC since 1995. Mr. Miller co-founded CCIC in 1994. He was the President of CCIC from November 1996 to August 1997. Mr. Miller has been the Managing Director and Chief Executive Officer of Crown Castle UK Holdings Limited since February 1997 and has served as Chairman of the Board of Directors of Crown Castle UK Holdings Limited since August 1998. Prior to founding CCIC, Mr. Miller was involved in the commercial real estate business for 20 years. Pursuant to the Stockholders Agreement, Mr. Miller is the nominee of himself and his permitted transferees (collectively, the "Miller Group") for election as a director of CCIC.

   David L. Ivy was elected Vice Chairman--Global Mergers and Acquisitions of CCIC effective March 31, 2000. He was the President of CCIC from August 1997 to March 30, 2000, and was elected as a director of CCIC in June 1997. From October 1996 to August 1997, he served as Executive Vice President and Chief Financial Officer of CCIC. Since 1995, he has been the President of DLI, Inc., a real estate consulting company. From 1993 to 1995, Mr. Ivy was a senior executive with, and later the President and Chief Operating Officer of J. E. Robert Companies, where he managed a joint venture with Goldman, Sachs & Co. that was established to acquire distressed assets from financial institutions. From 1987 to 1993, Mr. Ivy served as Chairman of the Board of Directors of Interstate Realty Corporation. Pursuant to the Stockholders Agreement, Mr. Ivy is the nominee of the Chief Executive Officer of CCIC for election as a director of CCIC.

   John P. Kelly was appointed President and Chief Operating Officer of CCIC on March 31, 2000. Prior to that, he was the President of Crown Communication Inc. from December 1998. From January 1990 to July 1998, Mr. Kelly was the President and Chief Operating Officer of Atlantic Cellular Company L.P. From December 1995 to July 1998, Mr. Kelly was also President and Chief Operating Officer of Hawaiian Wireless, Inc., an affiliate of Atlantic Cellular. Mr. Kelly has served on the board of directors of the Cellular Association of California as well as the Vermont Telecommunications Application Center.

   Charles C. Green, III became Executive Vice President of Global Finance of CCIC in April 2000. Prior to that he served as Executive Vice President and Chief Financial Officer of CCIC from September 1997. He has been a director of CCUK and each of its wholly owned subsidiaries since

August 1998. Mr. Green was the President and Chief Operating Officer of Torch Energy Advisors Incorporated, a major energy asset management and outsourcing company, from 1993 to 1995, and Vice Chairman of the board of directors and Chief Investment Officer from 1995 to 1996. From 1992 to September 1997, he was an officer, and later the Executive Vice President and Chief Financial Officer, of Bellwether Exploration Company, an oil and gas exploration and production company and an affiliate of Torch. From 1982 to 1992, Mr. Green was President, Chief Operating Officer and Chief Financial Officer of Treptow Development Company, a real estate development company. Mr. Green currently serves on the board of directors of Teletouch Communications, Inc. He has been a chartered financial analyst since 1974. Mr. Green is a director and/or officer of each wholly owned subsidiary of CCIC.

   George E. Reese was named Executive Vice President--International in May 1999. Mr. Reese was the Chief Financial Officer and Secretary of Crown Castle UK Holdings Limited and each of its wholly owned subsidiaries from February 1997 to December 1999. He was a director of Crown Castle UK Holdings Limited and each of its wholly owned subsidiaries until December 1999. Since April 1995, Mr. Reese has served as President of Reese Ventures, Inc., an international investment consulting firm, which he established in 1995. From 1972 to 1995, Mr. Reese was employed by Ernst & Young, L.L.P. where he was named Partner In Charge of the Houston Office's energy department and was appointed Managing Partner of the firm's operations in the former Soviet Union. Mr. Reese was a founder of the Council on Foreign Investment in Russia and was a founding member of the American Chamber of Commerce in Russia.

   Alan Rees was appointed Executive Vice President--Technology for CCIC in April 2000. Prior to that he served as the Chief Operating Officer of Crown Castle UK Holdings Limited and each of its wholly owned subsidiaries from February 1997 and as President from December 1999. He was elected as a director of Crown Castle UK Holdings Limited and each of its wholly owned subsidiaries in May 1997. From 1994 to 1997, Mr. Rees served as the General Manager of Transmission for the broadcast transmission division of the BBC.

   E. Blake Hawk has been Executive Vice President and General Counsel since February 1999. Mr. Hawk was an attorney with Brown, Parker & Leahy, LLP in Houston, Texas from 1980 to 1999 and became a partner with the firm in 1986. Mr. Hawk has been a Certified Public Accountant since 1976.

   W. Benjamin Moreland was appointed Chief Financial Officer and Treasurer of CCIC in April 2000. Prior to that he served as Senior Vice President and Treasurer of CCIC and its domestic subsidiaries from October 1999. Mr. Moreland joined CCIC following 15 years with Chase Manhattan Bank, primarily in corporate finance and real estate investment banking. He is responsible for all treasury functions, banking relationships and general corporate financing activities for CCIC.

   Edward W. Wallander became President and Chief Operating Officer of Crown Castle USA in April 2000. Prior to that he served as Senior Vice President and Chief Information Officer of CCIC from April 1998. From August 1990 to April 1998, Mr. Wallander worked for PNC Bank in various capacities including Senior Vice President and Chief Operating Officer of PNC Brokerage Corp. Prior to PNC Bank, Mr. Wallander was a commercial real estate lender of Mellon Bank, N.A. and a Certified Public Accountant for Ernst & Young, L.L.P.

   Robert E. Giles was named President and Chief Operating Officer of CCUK in April 2000. Prior to that he served as Executive Vice President & Chief Commercial Officer for CCUK from December 1999. He serves as member of the board of directors for CCUK and each of its subsidiaries. Mr. Giles has 27 years experience in the commercial real estate, banking, and energy sectors. Prior to jointing Crown Castle, Mr. Giles was President of Title Network, Ltd., a real estate services firm that he owned in partnership with Goldman Sachs.

   Peter Abery was appointed Managing Director of CCAL and its subsidiary, Crown Castle Australia Pty Ltd. in February 2000. Mr. Abery was formerly Managing Director of Vodafone Network in Australia from October 1998. From November 1998 until joining Vodafone, Mr. Abery held various positions with Telstra Corporation including Managing Director of Industry Services for Domestic Wholesale Business and Director of Strategy. Mr. Abery has a Master of Science in Electrical Engineering, an MBA, and he attended the International Senior Manager Program at Harvard Business School.

Board Committees

   Our board of directors has an executive committee, a compensation committee, a finance and audit committee and a nominating and corporate governance committee. The executive committee, composed of Messrs. Ferenbach, Hack, Miller and Strittmatter, acts in lieu of the full board in emergencies or in cases where immediate and necessary action is required and the full board cannot be assembled. The compensation committee, composed of Messrs. Ferenbach, McKenzie and Martin, establishes salaries, incentives and other forms of compensation for executive officers and administers incentive compensation and benefit plans provided for employees. The finance and audit committee, composed of Messrs. Hack, McKenzie and Hutcheson, reviews our audit policies and oversees the engagement of our independent auditors, as well as developing financing strategies for us and approving outside suppliers to implement these strategies. The nominating and corporate governance committee, composed of Messrs. Ferenbach, McKenzie, Hutcheson and Miller, is responsible for nominating new board members and for an annual review of board performance.

Directors' Compensation and Arrangements

   All of our non-management directors receive compensation for their service as directors (options for 25,000 shares of common stock at election or appointment to the board; $20,000 and options for 15,000 shares of common stock per year; $1,500 for each meeting attended), and are reimbursed for expenses incidental to attendance at such meetings. Mr. Ferenbach is indemnified by Berkshire Partners, LLC, which he represents on our board of directors.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

2000 Credit Facility

   Under the loan agreement dated as of March 15, 2000, a wholly owned subsidiary of CCIC entered into a senior credit facility with a group of banks and other lenders led by The Chase Manhattan Bank, Credit Suisse First Boston Corporation, Key Corporate Capital Inc., The Bank of Nova Scotia and Chase Securities Inc., as agents and arrangers.

   The 2000 Credit Facility provides for revolving credit loans in an aggregate principal amount not to exceed $500.0 million. The 2000 Credit Facility includes a $25.0 million sublimit available for the issuance of letters of credit and a $15.0 million sublimit for swingline loans. It also provides for a Tranche A term loan in an aggregate principal amount not to exceed $300.0 million and a Tranche B term loan in an aggregate principal amount not to exceed $400.0 million. Additionally, the borrower and one or more lenders may agree to increase Tranche A term. Tranche B term or revolving loans up to an aggregate principal amount of $200.0 million, or make additional incremental term loans in an aggregate principal amount not to exceed $300.0 million, all prior to March 15, 2002. The borrower may use the proceeds of all loans and letters of credit for general corporate purposes. As of July 1, 2000, the borrower and its subsidiaries had unused borrowing availability under the 2000 Credit Facility of approximately $180.0 million.

   The Tranche A term loan under the 2000 Credit Facility matures in consecutive quarterly installments commencing June 30, 2003. The installments increase each year and range from 1.25% to 12.50% of the principal amount of the Tranche A term loan during the life of the 2000 Credit Facility. The Tranche B term loan matures in consecutive quarterly installments, commencing on June 30, 2003. The first 19 installments are in the amount of 0.25% of the principal amount of the Tranche B term loan, and the last installment is in the amount of 95.25% of the principal amount of the Tranche B term loan. The revolving loan commitment reduces in quarterly installments in the same percentages and periods as the maturity of the Tranche A term loan. All outstanding loans under the 2000 Credit Facility must be repaid on the date that is six months prior to the date of any scheduled maturity or redemption of indebtedness or preferred stock of CCIC, unless refinanced or otherwise extended, in which case repayment shall be prior to such later date. In addition, the 2000 Credit Facility provides for mandatory reduction and mandatory prepayment of the revolving loan commitment and mandatory prepayment of the Tranche A and Tranche B term loans with the:

     (1) net cash proceeds of indebtedness not otherwise permitted under the loan agreement incurred by the borrower and its subsidiaries;

     (2) net cash proceeds of certain asset sales and settlements of or payments in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of the borrower and its subsidiaries, subject to certain exceptions for cash proceeds that are reinvested; and

     (3) a percentage of the excess cash flow of the borrower and its subsidiaries, commencing with the calendar year ending December 31, 2003.

   The borrower's obligations under the 2000 Credit Facility are guaranteed by each direct and indirect wholly owned domestic subsidiary of the borrower and are also secured by (1) with certain limited exception, a pledge by the borrower and its subsidiaries of all of the outstanding capital stock of each of the borrower's direct and indirect subsidiaries, and (2) with certain limited exceptions, a perfected first priority security interest in substantially all of the personal property of the borrower and its subsidiaries. In addition, the 2000 Credit Facility is guaranteed by CCIC and secured by a pledge by CCIC of all of the outstanding capital stock of each of its direct subsidiaries, including the borrower.

   The loans under the 2000 Credit Facility bear interest, at the borrower's option, at either (A) a "base rate" equal to The Chase Manhattan Bank's prime lending rate, the Base CD Rate in effect plus 1% or the Federal Funds Effective Rate in effect plus 0.5%, plus an applicable spread ranging from 0.75% to 2.00% (determined based a leverage ratio and the type of loan) or (B) a "LIBOR rate" plus an applicable spread ranging from 1.75% to 3.00% (determined based on a leverage ratio and the type of loan). Following the occurrence and during the continuance of an event of default under the Credit Facility, the principal amount of the loans bear interest at the rate otherwise applicable plus 2.00%.

   The 2000 Credit Facility contains a number of covenants that, among other things, restrict the ability of CCIC, the borrower and its subsidiaries to:

  .  create liens on assets;

  . merge, liquidate or dispose of all or substantially all of their property or businesses;

  .  sell and leaseback assets; and

  . enter into agreements restricting their ability to suffer to exist liens on their property.

   The 2000 Credit Facility contains a number of covenants that, among other things, restrict the ability of the borrower and its subsidiaries, but not CCIC, to:

  .  incur additional indebtedness;

  .  dispose of assets;

  .  pay dividends or make capital distributions;

  .  make investments;

  . engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities; and

  . suffer to exist clauses in other agreements restricting distributions by subsidiaries of the Borrower.

   In addition, the 2000 Credit Facility requires compliance with certain financial covenants, including requiring the borrower and its subsidiaries to maintain:

  .  a maximum ratio of indebtedness to operating cash flow;

  .  a minimum ratio of operating cash flow to projected debt service;

  .  a minimum ratio of operating cash flow to interest expense; and

  .  a minimum ratio of operating cash flow to fixed charges.

   The 2000 Credit Facility restricts the ability of CCIC to conduct or transact any business other than its ownership of the borrower and certain unrestricted subsidiaries or subsidiaries that are holding companies for unrestricted subsidiaries and certain management and administrative functions. The 2000 Credit Facility mandates that the borrower and its subsidiaries must hold any communication tower facilities in special purpose vehicles.

   CCIC does not expect that such covenants will materially impact the ability of CCIC, the borrower and their subsidiaries to operate their respective businesses.

   The 2000 Credit Facility contains customary events of default, including:

  . the failure to pay principal when due or any interest or other amount that becomes due within three days after the due date;

  . any representation or warranty being made by CCIC or the borrower that is incorrect in any material respect on or as of the date made;

  . a default in the performance of any negative covenants and certain other covenants or a default in the performance of any other agreements made under the Credit Facility or collateral documents for a period of thirty days;

  .  a default in certain other indebtedness;

  .  certain insolvency events;

  .  certain ERISA events;

  .  certain judgments;

  .  the security documents shall cease to be in full force and effect; and

  .  certain change of control events.

CCUK Credit Facility

   Under the loan amendment agreement dated June 18, 1999, among CCUK, as borrower, Crown Castle UK Holdings Limited and Millennium Communications, as guarantors, Credit Suisse First Boston, as lead arranger and agent, and J.P. Morgan Securities Ltd., as co-arranger, CCUK's (Pounds)64.0 million ($101.9 million) revolving loan facility was amended to a (Pounds)150.0 million ($238.8 million) revolving loan facility. The facility comprises a seven-year (Pounds)100.0 million ($159.2 million) revolving loan facility which converts into a term loan facility on the third anniversary of the amendment date and a seven year (Pounds)50.0 million ($79.6 million) revolving loan facility.

   The CCUK credit facility, formerly referred to as the Castle Transmission Credit Facility, provides for revolving credit loans in an aggregate principal amount not to exceed (Pounds)150.0 million ($238.8 million) to finance working capital, capital expenditures and other related costs in respect of digital terrestrial television for working capital needs and for general corporate purposes. As of July 1, 2000, CCUK and its subsidiaries had unused borrowing availability under the CCUK credit facility of approximately (Pounds)65.0 million ($101.1 million).

   On the third anniversary of the amendment date, the amount drawn under the (Pounds)100.0 million revolving loan facility is converted into a term loan facility and is amortized in equal semi-annual installments on June 30 and December 31 of each year with the final installment being on the seventh anniversary of the amendment date. The (Pounds)50.0 million revolving loan facility expires on the seventh anniversary of the amendment date. In addition, the CCUK credit facility provides for mandatory cancellation of all or part of the loan commitment and mandatory prepayment (1) with an amount equal to the net proceeds of certain asset sales and (2) upon the completion of an initial public offering or the listing on any stock exchange of the shares of CCUK Transmission or Crown Castle UK Holdings Limited.

   CCUK's, Millennium's and Crown Castle UK Holdings Limited's obligations under the CCUK credit facility are secured by fixed and floating charges over all of their respective assets. The loans under the CCUK credit facility will bear interest at a "LIBOR rate" plus an applicable spread ranging from 0.625% to 1.5%, which is determined based on a leverage ratio, plus cost rates related to the lenders' cost of making the CCUK credit facility available to CCUK.

   The CCUK credit facility contains a number of covenants that, among other things, restrict the ability of CCUK to:

  .  dispose of assets;

  .  incur additional indebtedness;

  .  incur guaranty obligations;

  . repay subordinated indebtedness except in accordance with the subordination provisions;

  .  pay dividends or make capital distributions;

  .  create liens on assets;

  .  make investments;

  .  make acquisitions;

  .  engage in certain transactions with subsidiaries and affiliates; and

  .  otherwise restrict corporate activities.

   In addition, the CCUK credit facility will require compliance with certain financial covenants, including requiring CCUK to maintain a maximum ratio of indebtedness to EBITDA, a minimum ratio of EBITDA to interest expense, and a minimum fixed charges coverage ratio from June 30, 2002. CCIC does not expect that such covenants will materially impact the ability of CCUK to operate its business.

   The CCUK credit facility contains customary events of default, including:

  . the failure to pay principal or any interest or any other amount that becomes due within three business days after the due date;

  . any representation or warranty being made by CCUK that is untrue or misleading on the date made;

  . a default in the performance of any of its covenants under the CCUK credit facility unless, if such default is capable of remedy, the default is cured within 14 days of CCUK becoming aware of such default;

  .  default in certain other indebtedness;

  .  certain insolvency events; and

  .  certain change of control events.

Joint Venture Credit Facility

   Under the loan agreement dated as of March 31, 1999, Crown Atlantic Holding Sub L.L.C. entered into the joint venture credit facility with Key Corporate Capital, Inc. The joint venture credit facility provides for revolving credit loans in an aggregate principal amount not to exceed $250.0 million, $180.0 million of which was drawn in connection with the formation of the joint venture, and the balance of which will be used for acquisition and construction of tower facilities, capital expenditures, working capital needs and general corporate purposes. As of July 1, 2000, the joint venture had $50.0 million unused borrowing availability under the joint venture credit facility. The borrowing base until September 30, 2001, is based on a multiple of test operating cash flow. On September 30, 2001, the conversion date, the borrowing base test will be eliminated and the amount of the facility will be decreased to the borrowing base as of that date. The joint venture credit facility includes a $25.0 million sublimit available for the issuance of letters of credit.

   The amount of the facility after the conversion date will be reduced on a quarterly basis until March 31, 2006, when the joint venture credit facility matures. The annual percentage reduction in this loan commitment is 3.0% in 2001 (two quarters), 7.5% in 2002, 22.5% in 2003, 26.0% in 2004,

32.0% in 2005 and 9.0% in 2006 (one quarter). In addition, the joint venture credit facility provides for mandatory reduction of the loan commitment and mandatory prepayment from:

  .  net proceeds of certain asset sales;

  . 50% of capital contributions to the joint venture subject to certain significant exceptions including capital expenditures under the build-to-suit agreement;

  .  net proceeds of any unused insurance proceeds; and

  . a percentage of the excess cash flow of the joint venture, commencing with the calendar year ending December 31, 2001.

   The joint venture's obligations under the joint venture credit facility are secured by:

  .  a pledge of the membership interest in the joint venture; and

  . a perfected first priority security interest in the joint venture's interest in tenant leases including the global lease.

   The joint venture credit facility contractually permits the joint venture to pay maintenance, operating, ground lease and other expenses and costs relating to the tower facilities out of the tower rentals whether or not an event of default has occurred.

   The loans under the joint venture credit facility will bear interest, at the joint venture's option, at either (A) a "base rate" equal to KeyCorp's prime lending rate plus an applicable spread ranging from 0% to 1.25% (determined based on a leverage ratio) or (B) a "LIBOR rate" plus an applicable spread ranging from 1.0% to 2.75% (determined based on a leverage ratio). The joint venture must hedge approximately 50% of its variable interest rate obligations for a period of two years. Following the occurrence of and during the continuance of an event of default under the joint venture credit facility, the loans will bear interest at the "base rate" plus 4.875%.

   The joint venture credit facility contains a number of covenants that, among other things, restrict the ability of the joint venture to:

  .  dispose of assets;

  .  incur additional indebtedness;

  .  incur guaranty obligations;

  . repay subordinated indebtedness except in accordance with the subordination provisions;

  .  pay dividends or make capital distributions;

  .  create liens on assets;

  .  enter into leases;

  .  make investments;

  .  make acquisitions;

  .  engage in mergers or consolidations;

  .  make capital expenditures; and

  . engage in certain transactions with subsidiaries and affiliates and otherwise restrict company activities.

   In addition, the joint venture credit facility requires compliance with certain financial covenants, including requiring the joint venture to maintain:

  .  a minimum ratio of operating cash flow to indebtedness;

  .  a minimum ratio of operating cash flow to fixed charges;

  .  a minimum ratio of operating cash flow to projected debt service; and

  .  a minimum ratio of operating cash flow to interest expense.

   The joint venture does not expect that such covenants will materially impact its ability to operate its business.

   The joint venture credit facility contains customary events of default, including:

  . the failure to pay principal when due or any interest or other amount that becomes due within two days after the due date;

  . any representation or warranty being made by the joint venture that is incorrect in any material respect on or as of the date made;

  . a default in the performance of any negative covenants or a default in the performance of certain other covenants or agreements for a period of days;

  .  default in certain other indebtedness;

  .  certain insolvency events; and

  .  certain change of control events.

   During the first two years of the joint venture credit facility, capital contributions can cure an operating cash flow default and certain other covenant and agreement defaults.

The CCUK Bonds

   On May 21, 1997, a subsidiary of CCUK issued (Pounds)125.0 million aggregate principal amount of its 9% Guaranteed Bonds due 2007. The CCUK bonds are listed on the Luxembourg Stock Exchange.

   The CCUK bonds constitute direct, general and unconditional guaranteed obligations of the subsidiary of CCUK and rank equally with all other present and future unsecured and unsubordinated obligations of such subsidiary. The CCUK bonds are guaranteed jointly and severally by CCUK and Crown Castle UK Holdings Limited. The CCUK bonds will mature on March 30, 2007. Interest on the CCUK bonds is payable annually in arrears on March 30 in each year, the first payment having been made on March 30, 1998.

   The CCUK bonds may be redeemed at our option in whole or in part, at any time or from time to time, at the greater of their principal and such price as will provide a gross redemption yield 0.5% per annum above the gross redemption yield of the benchmark gilt plus, in either case, accrued and unpaid interest.

   Upon the occurrence of a change of control of CCUK, each holder of CCUK bonds has the right to require such subsidiary to purchase all or a portion of such holder's CCUK bonds at a price equal to 101% of the aggregate principal amount, together with accrued and unpaid interest to the date of purchase.

   The trust deed contains certain covenants, including covenants that limit:

  .  indebtedness;

  .  restricted payments;

  .  distributions from restricted subsidiaries;

  .  transactions with affiliates;

  .  sales of assets and subsidiary stock;

  . dividend and other payment restrictions affecting restricted subsidiaries; and

  .  mergers or consolidations.

The 10 5/8% Discount Notes

   The 10 5/8% discount notes are our unsecured senior obligations, and rank equally in right of payment with all our existing and future senior indebtedness and will be senior to our future subordinated indebtedness. The 10 5/8% discount notes mature on November 15, 2007. The 10 5/8% discount notes will accrete in value until November 15, 2002. Thereafter, cash interest will accrue on the 10 5/8% discount notes at the rate of 10.625% per annum and will be payable semi-annually, commencing on May 15, 2003.

   Except as stated below, the 10 5/8% discount notes are not redeemable prior to November 15, 2002. Thereafter, the 10 5/8% discount notes are redeemable at our option, in whole or in part, at any time or from time to time, at a premium which is at a fixed percentage that declines to par on or after November 15, 2005, in each case together with accrued and unpaid interest, if any, to the date of redemption. In the event we complete a public equity offering or certain strategic equity investments prior to November 15, 2000, we may, at our option, use all or a portion of the proceeds from such offering to redeem up to 35% of the original aggregate principal amount at maturity of the 10 5/8% discount notes at a redemption price equal to 110.625% of the accreted value of the 10 5/8% discount notes to be redeemed, plus accrued and unpaid interest, if any, thereon to the redemption date, provided at least 65% of the original aggregate principal amount at maturity of the 10 5/8% discount notes remains outstanding after each such redemption.

   Upon the occurrence of a change of control of CCIC, each holder of 10 5/8% discount notes has the right to require us to purchase all or a portion of such holder's 10 5/8% discount notes at a price equal to 101% of the aggregate principal amount, together with accrued and unpaid interest to the date of purchase.

   The 10 5/8% notes indenture contains certain covenants, including covenants that limit:

  .  indebtedness;

  .  restricted payments;

  .  distributions from restricted subsidiaries;

  .  transactions with affiliates;

  . sales of assets and subsidiary stock (including sale and leaseback transactions);

  . dividend and other payment restrictions affecting restricted subsidiaries; and

  .  mergers or consolidations.

9% Cash-Pay Notes and 10 3/8% Discount Notes

   On May 17, 1999, we issued a $180.0 million principal amount of 9% cash-pay notes and $500.0 million principal amount at maturity ($301.7 million gross proceeds) of 10 3/8% discount notes. In this section the term "notes" refers to both the 9% cash-pay notes and the 10 3/8% discount notes. The notes are our unsecured senior obligations, rank equally in right of payment with all our existing and future senior indebtedness and are senior to our future subordinated indebtedness. The notes rank equally in right of payment with each other. The notes will mature on May 15, 2011.

   The 9% cash-pay notes accrue interest at a rate of 9%, which is payable semiannually.

   The 10 3/8% discount notes accrete in value through May 15, 2004, to their principal amount at maturity. After that date, cash interest will accrue on the 10 3/8% discount notes at a rate of 10.375% per annum, which will be payable semiannually commencing on November 15, 2004.

   In the event we complete a public equity offering or certain strategic equity investments prior to May 15, 2002, we will be able to use all or a portion of the net proceeds from such offering or investment to redeem up to 35% of the original aggregate principal amount of the 9% cash-pay notes, so long as at least 65% of the original aggregate principal amount of the 9% cash-pay notes remains outstanding after each such redemption. The price for this redemption would equal 109.000% of the principal amount of the 9% cash-pay notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Except as stated above, the 9% cash-pay notes will not be redeemable prior to May 15, 2004. On or after that date, we will have the right to redeem the 9% cash-pay notes, in whole or in part, at a premium which is at a fixed percentage that declines to par on or after May 15, 2007, in each case together with accrued and unpaid interest, if any, to the date of redemption.

   In the event we complete a public equity offering or certain strategic equity investments prior to May 15, 2002, we will be able to at our option use all or a portion of the proceeds from such offering or investment to redeem up to 35% of the original aggregate principal amount at maturity of the 10 3/8% discount notes, so long as at least 65% of the original aggregate principal amount at maturity of the 10 3/8% discount notes remains outstanding after each such redemption. The price for this redemption would equal 110.375% of the accreted value of the 10 3/8% discount notes to be redeemed. Except as stated above, the 10 3/8% discount notes will not be redeemable prior to May 15, 2004. After that date, we will have the right to redeem the 10 3/8% discount notes, in whole or in part, at a premium which is at a fixed percentage that declines to par on or after May 15, 2007, in each case together with accrued and unpaid interest, if any, to the date of redemption.

   If a change of control occurs, as defined in the indentures governing the notes, each holder of notes has the right to require us to purchase all or a portion of such holder's notes at a price equal to:

  . 101% of the principal amount of any 9% cash-pay notes repurchased, plus accrued and unpaid interest on those 9% cash-pay notes, if any, to the date of repurchase;

  . 101% of the principal amount of any 10 3/8% discount notes repurchased after May 15, 2004, plus accrued and unpaid interest on those 10 3/8% discount notes, if any, to the date of repurchase; and

  . 101% of the accreted value of any 10 3/8% discount notes repurchased before May 15, 2004.

   The indentures governing the notes contain covenants that include, among others, covenants that limit:

  .  restricted payments;

  .  incurrence of indebtedness and issuance of preferred stock;

  .  liens;

  .  dividend and other payment restrictions affecting subsidiaries;

  .  mergers or consolidations;

  .  transactions with affiliates;

  .  sale and leaseback transactions;

  .  issuances and sales of capital stock of restricted subsidiaries; and

  .  issuances of guarantees of indebtedness.

9 1/2% Senior Notes and 11 1/4% Senior Discount Notes

   On August 3, 1999, we issued through a private placement $125.0 million principal amount of 9 1/2% cash-pay senior notes and $260.0 million principal amount at maturity ($150.5 million gross proceeds) of 11 1/4% senior discount notes. In this section the term "notes" refers to both the 9 1/2% cash-pay notes and the 11 1/4% discount notes. The notes are our unsecured senior obligations, rank equally in right of payment with all our existing and future senior indebtedness and are senior to our future subordinated indebtedness. The notes rank equally in right of payment with each other. The notes will mature on August 1, 2011.

   The 9 1/2% cash-pay notes accrue interest at a rate of 9 1/2% which is payable semiannually.

   The 11 1/4% discount notes accrete in value through August 1, 2004, to their principal amount at maturity. After that date, cash interest will accrue on the 11 1/4% discount notes at a rate of 11.25% per annum, which will be payable semiannually commencing on February 1, 2005.

   In the event we complete a public equity offering or certain strategic equity investments on or prior to August 1, 2002, we will be able to use all or a portion of the net proceeds from such offering or investment to redeem up to 35% of the original aggregate principal amount of the 9 1/2% cash-pay notes, so long as at least 65% of the original aggregate principal amount of the 9 1/2% cash-pay notes remains outstanding after each such redemption. The price for this redemption would equal 109.50% of the principal amount of the 9 1/2% cash-pay notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Except as stated above, the 9 1/2% cash-pay notes will not be redeemable prior to August 1, 2004. On or after that date, we will have the right to redeem the 9 1/2% cash-pay notes, in whole or in part, at a premium which is at a fixed percentage that declines to par on or after August 1, 2007, in each case together with accrued and unpaid interest, if any, to the date of redemption.

   In the event we complete a public equity offering or certain strategic equity investments prior to August 1, 2002, we will be able at our option to use all or portion of the net proceeds from such offering or investment to redeem up to 35% of the original aggregate principal amount at maturity of the 11 1/4% discount notes, so long as at least 65% of the original aggregate principal amount at maturity of the 11 1/4% discount notes remains outstanding after each such redemption. The price for this redemption would equal 111.25% of the accreted value of the 11 1/4% discount notes to be redeemed. Except as stated above, the 11 1/4% discount notes will not be redeemable prior to August 1, 2004. After that date, we will have the right to redeem the 11 1/4% discount notes, in whole or in part, at a premium which is at a fixed percentage that declines to par on or after August 1, 2007, in each case together with accrued and unpaid interest, if any, to the date of redemption.

   If a change of control occurs, as defined in the indentures governing the notes, each holder of notes has the right to require us to purchase all or a portion of such holder's notes at a price equal to:

     (1) 101% of the principal amount of any 9 1/2% cash-pay notes repurchased, plus accrued and unpaid interest on those 9 1/2% cash-pay notes, if any, to the date of repurchase;

     (2) 101% of the principal amount of any 11 1/4% discount notes repurchased after August 1, 2004, plus accrued and unpaid interest on those 11 1/4% discount notes, if any, to the date of repurchase; and

     (3) 101% of the accreted value of any 11 1/4% discount notes repurchased before August 1, 2004.

   The indentures governing the notes contain covenants that include, among others, covenants that limit:

     (1) restricted payments;

     (2) incurrence of indebtedness and issuance of preferred stock;

     (3) liens;

     (4) dividend and other payment restrictions affecting subsidiaries;

     (5) mergers or consolidations;

     (6) transactions with affiliates;

     (7) sale and leaseback transactions;

     (8) issuances and sales of capital stock of restricted subsidiaries; and

     (9) issuances of guarantees of indebtedness.

10 3/4% Senior Notes

   On June 21, 2000, we issued $500.0 million principal amount of 10 3/4% senior notes. The notes are our unsecured senior obligations, rank equally in right of payment with all our existing and future senior indebtedness and are senior to our future subordinated indebtedness. The notes will mature on August 1, 2011.

   The notes accrue interest at a rate of 10 3/4% which is payable semiannually.

   In the event we complete a public equity offering or certain strategic equity investments on or prior to August 1, 2003, we will be able to use all or a portion of the net proceeds from such offering or investment to redeem up to 35% of the original aggregate principal amount of the notes, so long as at least 65% of the original aggregate principal amount of the notes remains outstanding after each such redemption. The price for this redemption would equal 110.75% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Except as stated above, the notes will not be redeemable prior to August 1, 2005. On or after that date, we will have the right to redeem the notes, in whole or in part, at a premium which is at a fixed percentage that declines to par on or after August 1, 2008, in each case together with accrued and unpaid interest, if any, to the date of redemption.

   If a change of control occurs, as defined in the indenture governing the notes, each holder of notes has the right to require us to purchase all or a portion of such holder's notes at a price equal to 101% of the principal amount of any notes repurchased, plus accrued and unpaid interest on those notes, if any, to the date of repurchase;


   The indenture governing the notes contain covenants that include, among others, covenants that limit:

     (1) restricted payments;

     (2) incurrence of indebtedness and issuance of preferred stock;

     (3) liens;

     (4) dividend and other payment restrictions affecting subsidiaries;

     (5) mergers or consolidations or sale of assets;

     (6) transactions with affiliates;

     (7) sale and leaseback transactions;

     (8) issuances and sales of capital stock of restricted subsidiaries; and

     (9) issuances of guarantees of indebtedness.

                       DESCRIPTION OF CONCURRENT OFFERING

   We are concurrently offering 7,000,000 shares of our 6.25% convertible preferred stock due 2012 (liquidation preference $50.00 per share) in a separate offering pursuant to a separate prospectus supplement. Dividends on the convertible preferred stock will be cumulative from August 2, 2000, and will be payable quarterly on February 15, May 15, August 15, and November 15 of each year, commencing November 15, 2000. The dividend rate is 6.25% per annum, which is equivalent to $3.125 per annum per share.

   Holders may convert their 6.25% convertible preferred stock into shares of our common stock at any time prior to maturity or their redemption by us. The conversion rate is 1.3559 shares of common stock per share of convertible preferred stock, equivalent to a conversion price of $36.875 per share, subject to adjustment in certain circumstances. On or after August 15, 2003, we may cause the convertible preferred stock in whole or from time to time in part to be automatically converted into shares of our common stock if the current market value of our common stock equals or exceeds 120% of the then prevailing conversion price for at least 20 trading days in any consecutive 30-day period. On August 15, 2012, we must redeem all shares of the convertible preferred stock which have not been previously converted, at the redemption price equal to 100% of the liquidation preference plus accumulated and unpaid dividends to the redemption date.

   Neither this offering nor the convertible preferred stock offering is conditioned on the other, and we may not complete the convertible preferred stock offering.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

General

   The following general discussion summarizes certain of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock applicable to a non-U.S. holder (as described below). This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address all aspects of U.S. federal income and estate taxation and does not address any foreign, state or local tax consequences. Furthermore, this discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder and does not address all aspects of U.S. federal income tax law that may be relevant to non-U.S. holders that may be subject to special treatment under such law, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers or certain U.S. expatriates.

   For purposes of this discussion, the term U.S. holder means a holder that is: (1) a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or
(4) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust. In the case of a partnership that is a holder of Company common stock, any partner described in any of (1) through (4) above is also a U.S. holder. A "non-U.S. holder" is a holder, including any partner in a partnership that holds Company common stock, that is not a U.S. holder.

Dividends

   In general, the gross amount of dividends paid to a non-U.S. holder of common stock that are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. To receive a reduced treaty rate, the non-U.S. holder must furnish the Company or its paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying to its qualification for such rate.

   Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes the Company or its paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying to such fact. Effectively connected dividends are subject to U.S. federal income tax on a net income basis at the same graduated rates applicable to U.S. persons. In the case of a non-U.S. holder that is a corporation, effectively connected income may, in certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

   A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

Disposition of Common Stock

   Generally, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized on the disposition of common stock unless:

     (1) the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, or, alternatively, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such non-U.S. holder, in which case such gain will be subject to tax at the rates and in the manner applicable to U.S. persons, and, if the holder is a foreign corporation, the branch profits tax may also apply,

     (2) the common stock is disposed of by an individual non-U.S. holder who holds the common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case such gain will be subject to a flat 30% tax, which may be offset by United States source capital losses even though the individual is not considered a resident of the United States, or

     (3) (A) the Company is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder's holding period and (B) assuming that the common stock is "regularly traded on an established securities market" for U.S. federal income tax purposes, the non-U.S. holder held, directly or indirectly, at any time during the applicable period from clause (A) above more than 5% of the outstanding common stock. The Company believes that it became a U.S. real property holding corporation in March, 1999 as a result of the Bell Atlantic joint venture.

   Non-U.S. holders should consult applicable tax treaties, which may exempt from U.S. taxation gains realized upon the disposition of common stock in certain cases.

Federal Estate Tax

   Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   Under U.S. Treasury regulations, the Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld from, such holder, regardless of whether any tax was actually withheld or whether withholding was required. This information may also be made available to the tax authorities in the non-U.S. holder's country of residence.

   Backup withholding, which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting and backup withholding rules, generally will not apply to (1) dividends paid to non-U.S. holders that are subject to the U.S. withholding tax, whether at 30% or a reduced treaty rate, or (2) dividends paid to non-U.S. holders at an address outside the United States on or prior to December 31, 2000 unless the payor has actual knowledge that the payee is a U.S. person.

   In the case of a non-U.S. holder that sells common stock to or through a U.S. office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. In the case of a non-U.S. holder that sells common stock to or through the foreign office of a U.S. broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a non-U.S. holder or certain other conditions are met, or the holder otherwise establishes an exemption. A non-U.S. holder will generally not be subject to information reporting or backup withholding if such non-U.S. holder sells the common stock to or through a foreign office of a non-U.S. broker.

   Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's U.S. federal income tax liability, provided the required information or appropriate claim for refund is filed with the IRS.

   Recently promulgated U.S. Treasury regulations eliminate the general, current legal presumption that dividends paid to an address in a foreign country are paid to a resident of that country. In addition, the recently promulgated regulations impose certain certification and documentation requirements on non-U.S. holders claiming the benefit, under a tax treaty, of a reduced withholding rate on dividends.

   THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON STOCK BY NON-U.S. HOLDERS. ACCORDINGLY, HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

   CCIC and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Goldman, Sachs & Co. .......................................     3,000,000
   Credit Suisse First Boston Corporation......................     3,000,000
   Lehman Brothers Inc. .......................................     1,400,000
   Morgan Stanley & Co. Incorporated...........................     1,400,000
   Raymond James & Associates, Inc. ...........................       600,000
   Wachovia Securities, Inc. ..................................       600,000
   Robert W. Baird & Co. Incorporated..........................       100,000
   Dain Rauscher Incorporated..................................       100,000
   A.G. Edwards & Sons, Inc. ..................................       100,000
   Edward D. Jones & Co., L.P. ................................       100,000
   Legg Mason Wood Walker, Incorporated........................       100,000
   Loop Capital Markets, LLC...................................       100,000
   McDonald Investments Inc., A KeyCorp Company................       100,000
   Ryan, Beck & Co. ...........................................       100,000
   Tucker Anthony Incorporated.................................       100,000
   Wit SoundView Corporation...................................       100,000
                                                                   ----------
     Total.....................................................    11,000,000
                                                                   ==========

   If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,650,000 shares from CCIC to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by CCIC. Such amounts are shown assuming both no exercise and full exercise of the underwriters option to purchase additional shares.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per Share.............................................       $1.18        $1.18
  Total............................................... $12,980,000  $14,927,000


   Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.70 per shares from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

   CCIC and certain of its officers, with respect to all or substantially all of the shares of common stock held by such officers, have agreed that, for a period of 90 days from the date of this prospectus supplement they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any share of common stock of CCIC, or any securities convertible into or exchangeable for common stock except (1) in lieu of cash dividends of preferred stock of CCIC issued and outstanding on the date of this prospectus, (2) pursuant to joint venture, tower acquisition or similar agreements existing as of the date of this prospectus and (3) in connection with acquisition transactions to transferees that agree to be bound by the transfer restrictions set forth herein for the remainder of such 90 day period. Goldman, Sachs & Co., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

   The common stock is quoted on the Nasdaq National Market under the symbol "TWRS."

   In connection with the offerings, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

   CCIC estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,000,000.

   CCIC has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   The underwriters have, from time to time, performed, and may in the future perform, certain investment banking and advisory services for CCIC for which they have received, and may receive, customary fees and expenses.

PROSPECTUS

                        CROWN CASTLE INTERNATIONAL CORP.

   From time to time, we may sell any of the following securities:

    --DEBT SECURITIES

    --PREFERRED STOCK

    --COMMON STOCK

    --WARRANTS

   We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

   Our common stock is traded over-the-counter on The Nasdaq Stock Market's National Market under the trading symbol "TWRS." The applicable prospectus supplement will contain information, where applicable, as to any other listing (if any) on The Nasdaq Stock Market's National Market or any securities exchange of the securities covered by the prospectus supplement.

   In addition, up to 10,000,000 shares of common stock may be offered by certain selling stockholders. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

   The securities may be sold directly by us or, in case of the common stock, may be sold by the selling stockholders, to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement. We would not receive any of the proceeds from the sale of common stock by selling stockholders.

   This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is July 18, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS......................................................   1
WHERE YOU CAN FIND MORE INFORMATION........................................   1
INCORPORATION OF INFORMATION WE FILE WITH THE SEC..........................   1
FORWARD-LOOKING STATEMENTS.................................................   2
THE COMPANY................................................................   3
RATIO OF EARNINGS TO FIXED CHARGES.........................................   4
USE OF PROCEEDS............................................................   4
DESCRIPTION OF DEBT SECURITIES.............................................   5
DESCRIPTION OF CAPITAL STOCK...............................................  15
DESCRIPTION OF WARRANTS....................................................  24
SELLING STOCKHOLDERS.......................................................  25
PLAN OF DISTRIBUTION.......................................................  26
VALIDITY OF SECURITIES.....................................................  27
EXPERTS....................................................................  27

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000. In addition, under this shelf process, one or more selling stockholders also may sell up to 10,000,000 shares of our common stock in one or more offerings.

   This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

     Public Reference Room        New York Regional Office        Chicago Regional Office
    450 Fifth Street, N.W.          7 World Trade Center              Citicorp Center
           Room 1024                     Suite 1300               500 West Madison Street
    Washington, D.C. 20549        New York, New York 10048              Suite 1400
                                                               Chicago, Illinois 60661-2511

   You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

   The SEC allows us to "incorporate by reference" the information we file with them, which means:

  --incorporated documents are considered part of this prospectus;

  --we can disclose important information to you by referring you to those documents; and

  --information that we file with the SEC will automatically update and supersede this incorporated information.

   We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934:

  (1) Our Annual Report on Form 10-K for the year ended on December 31, 1999.

  (2) Our Quarterly Report on Form 10-Q for the quarter ended on March 31,
      2000.

  (3) Our Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed on April 24, 2000.

  (4) The description of our common stock contained in the Registration Statement on Form S-1, as amended (File No. 333-74553), filed on March 16, 1999.

  (5) Our Amendment No. 1 to our Current Report on Form 8-K/A dated July 23,
      1999.

  (6) Our Current Report on Form 8-K dated May 18, 2000.

  (7)Our Current Report on Form 8-K dated May 18, 2000.

  (8)Our Current Report on Form 8-K dated June 7, 2000.

  (9)Our Current Report on Form 8-K dated June 26, 2000.

   We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the registration statement and prior to the time we and the selling stockholders sell all of the securities offered by this prospectus:

  --Reports filed under Section 13(a) and (c) of the Exchange Act;

  --Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders meeting; and

  --Any reports filed under Section 15(d) of the Exchange Act.

   You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's web site or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                        Crown Castle International Corp.
                                510 Bering Drive
                                   Suite 500
                               Houston, TX 77057
                           Attention: Donald J. Reid
                           Telephone: (713) 570-3000
                           Facsimile: (713) 570-3100

   If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

  .  the success or failure of our efforts to implement our business strategy

  . the other factors discussed below under the heading "Risk Factors" and elsewhere in this prospectus

   We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

                                  THE COMPANY

   We are a leading owner and operator of towers and transmission networks for wireless communications and broadcast transmission companies. As of April 30, 2000, we owned, leased or managed 10,392 towers, including 8,195 sites in the United States and Puerto Rico and 2,197 sites in the United Kingdom. We have entered into agreements, which, when completed, will provide us with over 900 additional towers in the United States in 2000. In addition, we have recently entered into an agreement which provides us with a tower portfolio of approximately 700 towers in Australia. Our customers currently include many of the world's major wireless communications and broadcast companies, including GTE Wireless, Verizon, BellSouth Mobility, Powertel, Nextel, Sprint PCS, AT&T Wireless, Triton PCS, Tritel Communications, Motorola, Cable & Wireless Optus, One Zone and the British Broadcasting Corporation.

   Our strategy is to use our leading domestic and international position to capture the growing opportunities to consolidate ownership and management of existing towers and other wireless and transmission infrastructure and to build and operate new towers and wireless and transmission networks and infrastructure created by:

  . the transfer to third parties, or outsourcing, of tower ownership and management by major wireless carriers;

  . the need for existing wireless carriers to expand coverage and improve capacity;

  . the additional demand for towers and wireless infrastructure created by new entrants into the wireless communications industry;

  .  the privatization of state-run broadcast transmission networks; and

  . the introduction of new wireless technologies such as broadband data, or "3G," technology.

   Our main businesses are leasing antenna space on wireless and broadcast towers that can accommodate multiple tenants and operating analog and digital broadcast transmission networks and wireless networks. We also provide related services to our customers, including network design, radio frequency engineering, site acquisition, site development and construction, antenna installation and network management and maintenance. We believe that our full service capabilities are a key competitive advantage in forming strategic partnerships to acquire large concentrations of towers, or tower clusters, and in winning contracts for tower acquisitions, management and construction along with wireless and transmission network management.

   Our primary business in the United States is the leasing of antenna space to wireless carriers. We believe that by owning and managing large tower clusters we are able to offer customers the ability to fulfill rapidly and efficiently their network expansion plans across particular markets or regions. Our acquisition strategy has been focused on adding tower clusters to our tower portfolio. As of April 30, 2000, we had tower clusters in 34 of the 50 largest U.S. metropolitan areas, and 68 of the 100 largest U.S. metropolitan areas.

   Our primary business in the United Kingdom, which is conducted through Crown Castle UK Holdings Limited ("CCUK"), is the operation of television and radio broadcast transmission networks. Following the 1997 acquisition of the BBC's broadcast and tower infrastructure, we were awarded long-term contracts to provide the BBC and other broadcasters analog and digital transmission services. We also lease antenna space to wireless operators in the United Kingdom on the towers we acquired from the BBC and from various wireless carriers along with towers we have constructed. We have nationwide broadcast and wireless coverage in the United Kingdom.

   Our primary business in Australia is the leasing of antenna space to wireless carriers. In March 2000, a 66.7% subsidiary of ours, Crown Castle Australia Limited, or "CCAL", entered into an agreement to purchase approximately 700 towers in Australia from Cable & Wireless Optus for at total purchase price of approximately $135 million in cash (Australian $220 million). Upon completion of the Cable & Wireless Optus transaction, which we expect to close during the remainder of 2000, CCAL will own and operate a nationwide portfolio of approximately 700 towers in Australia covering over 90 percent of the population.

   We believe our towers are attractive to a diverse range of wireless communications industries, including personal communications services, cellular, enhanced specialized mobile radio, specialized mobile radio, paging, and fixed microwave, as well as radio and television broadcasting. In the United States our major customers include GTE Wireless, Verizon, BellSouth Mobility, Powertel, Nextel, Sprint PCS, AT&T Wireless, Triton PCS, Tritel Communications and Motorola. In the United Kingdom our major customers include the BBC, Cellnet, Dolphin, NTL, ONdigital, One2One, Orange, Virgin Radio and Vodafone AirTouch. Our principal customer in Australia is Cable & Wireless Optus.

   We are continuing our ongoing construction program to enhance our tower portfolios. In 1999, we constructed over 900 towers. In 2000, we plan to construct approximately 1,170 towers at an estimated aggregate cost of $270 million for lease to wireless carriers such as Verizon, BellSouth Mobility, GTE Wireless and Nextel. The actual number of towers built may be outside that range depending on acquisition opportunities and potential build-to-suit contracts from large wireless carriers.

   Our principal executive offices are located at 510 Bering Drive, Suite 500, Houston, Texas 77057, and our telephone number is (713) 570-3000.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our consolidated ratio of earnings to fixed charges, the deficiency of our consolidated earnings to cover fixed charges, our consolidated ratio of earnings to combined fixed charges and preferred stock dividends and the deficiency of our consolidated earnings to cover combined fixed charges and preferred stock dividends for the periods indicated.


                                                                    Three Months
                                      Years Ended December 31,         Ended
                                 ----------------------------------  March 31,
                                 1995 1996  1997    1998     1999       2000
                                 ---- ---- ------- ------- -------- ------------
                                     (in thousands of dollars)
Ratio of Earnings to Fixed
 Charges.......................   --    --      --      --       --        --
Deficiency of Earnings to Cover
 Fixed Charges.................  $21  $947 $10,755 $37,802 $ 91,316   $30,508
Ratio of Earnings to Combined
 Fixed Charges and Preferred
 Stock Dividends...............   --    --      --      --       --        --
Deficiency of Earnings to Cover
 Combined Fixed Charges and
 Preferred Stock Dividends.....  $21  $947 $12,954 $43,213 $120,197   $42,001

   For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, earnings represent income (loss) before income taxes, minority interests, extraordinary item, cumulative effect of change in accounting principle, fixed charges and undistributed equity in earnings (losses) of unconsolidated affiliate. Fixed charges consist of interest expense, the interest component of operating leases and amortization of deferred financing costs.

                                USE OF PROCEEDS

   We will use the net proceeds from our sale of the securities for our general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or for any other purpose we describe in the applicable prospectus supplement.

   We will not receive any of the proceeds from the sale of common stock that may be sold by selling stockholders.

                         DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

   The debt securities will be our general obligations and may be subordinated to "Senior Indebtedness" (as defined below) we have or may incur to the extent set forth in the prospectus supplement relating to them. See "Description of Debt Securities--Subordination" below. Debt securities will be issued under an indenture between us and one or more commercial banks to be selected as trustees (collectively, the "trustee"). A copy of the form of indenture has been filed as an exhibit to the registration statement filed with the SEC. The following discussion of certain provisions of the indenture is a summary only and should not be considered a complete description of the terms and provisions of the indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the indenture, including the definition of certain terms used below.

General

   The indenture does not limit the aggregate principal amount of debt securities that can be issued under it. The debt securities may be issued in one or more series as we may authorize from time to time. You should refer to the applicable prospectus supplement for the following terms of the debt securities of the series with respect to which that prospectus supplement is being delivered:

     (a) the title of the debt securities of the series;

     (b) any limit on the aggregate principal amount of the debt securities of the series that may be authenticated and delivered under the indenture;

     (c) the date or dates on which the principal and premium with respect to the debt securities of the series are payable;

     (d) the rate or rates (which may be fixed or variable) at which the debt securities of the series shall bear interest (if any) or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable (in the case of Registered Securities (as defined below)), and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

     (e) the currency or currencies in which debt securities of the series shall be denominated, the place or places, if any, in addition to or instead of the corporate trust office of the trustee (in the case of Registered Securities) or the principal New York office of the trustee (in the case of Bearer Securities), where the principal, premium, and interest with respect to debt securities of the series shall be payable;

     (f) the price or prices at which, the period or periods within which, and the terms and conditions upon which debt securities of the series may be redeemed, in whole or in part at our option or otherwise;

     (g) whether debt securities of the series are to be issued as Registered Securities or Bearer Securities (as defined below) or both and, if Bearer Securities are to be issued, whether coupons will be attached to them, whether Bearer Securities of the series may be exchanged for Registered Securities of the series, and the circumstances under which and the places at which any such exchanges, if permitted, may be made;

     (h) if any debt securities of the series are to be issued as Bearer Securities or as one or more Global Securities (as defined below) representing individual Bearer Securities of the series, whether certain provisions for the payment of additional interest or tax redemptions shall apply; whether interest with respect to any portion of a temporary Bearer Security of the series payable with respect to any interest payment date prior to the exchange of such temporary Bearer Security for definitive Bearer Securities of the series shall be paid to any clearing organization with respect to the portion of such temporary Bearer Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the persons entitled to interest payable on such interest payment date; and the terms upon which a temporary Bearer Security may be exchanged for one or more definitive Bearer Securities of the series;

     (i) our obligation, if any, to redeem, purchase, or repay debt securities of the series under any sinking fund or analogous provisions or at the option of a holder of such debt securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which debt securities of the series shall be redeemed, purchased, or repaid, in whole or in part, under such obligations;

     (j) the terms, if any, upon which the debt securities of the series may be convertible into or exchanged for our or any other issuer's or obligor's common stock, preferred stock, other debt securities or warrants for common stock, preferred stock, indebtedness or other securities of any kind and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

     (k) if other than denominations of $1,000 or any integral multiple thereof, the denominations in which debt securities of the series shall be issuable;

     (l) if the amount of principal, premium or interest with respect to the debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

     (m) if the principal amount payable at the stated maturity of debt securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

     (n) any changes or additions to the provisions of the indenture dealing with defeasance;

     (o) if other than the principal amount thereof, the portion of the principal amount of debt securities of the series that shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

     (p) the terms, if any, of the transfer, mortgage, pledge or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act of 1939, as amended, are applicable and any corresponding changes to provisions of the Indenture as then in effect;

     (q) any addition to or change in the Events of Default (as defined below) with respect to the debt securities of the series and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such debt securities due and payable;

     (r) if the debt securities of the series shall be issued in whole or in part in the form of a global security, the terms and conditions, if any, upon which such global security may be exchanged in whole or in part for other individual debt securities in definitive registered form, the depositary (as defined in the applicable prospectus supplement) for such global security and the form of any legend or legends to be borne by any such global Security in addition to or in lieu of the legend referred to in the Indenture;

     (s) any trustee, authenticating or paying agents, transfer agents or registrars;

     (t) the applicability of, and any addition to or change in, the covenants and definitions then set forth in the indenture or in the terms then set forth in the indenture relating to permitted consolidations, mergers, or sales of assets;

     (u) the terms, if any, of any guarantee of the payment of principal, premium, and interest with respect to debt securities of the series and any corresponding changes to the provisions of the indenture as then in effect;

     (v) the subordination, if any, of the debt securities of the series pursuant to the indenture and any changes or additions to the provisions of the Indenture relating to subordination;

     (w) with regard to debt securities of the series that do not bear interest, the dates for certain required reports to the trustee; and

     (x) any other terms of the debt securities of the series (which terms shall not be prohibited by the provisions of the Indenture).

   The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of debt securities to which such prospectus supplement relates, including those applicable to (a) Bearer Securities, (b) debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies or commodities), (c) debt securities with respect to which principal, or interest is payable in a foreign or composite currency, (d) debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities") and (e) variable rate debt securities that are exchangeable for fixed rate debt securities.

   Unless otherwise provided in the applicable prospectus supplement, Registered Securities may be transferred or exchanged at the office of the trustee at which its corporate trust business is principally administered in the United States or at the office of the trustee or the trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith. Bearer Securities will be transferable only by delivery. Provisions with respect to the exchange of Bearer Securities will be described in the prospectus supplement relating to such Bearer Securities.

   All funds which we pay to a paying agent for the payment of principal, premium or interest with respect to any debt securities that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us, and the holders of such debt securities or any coupons appertaining thereto will thereafter look only to us for payment thereof.

Global Securities

   The debt securities of a series may be issued in whole or in part in the form of one or more global securities. A global security is a debt security that represents, and is denominated in an amount equal to the aggregate principal amount of, all outstanding debt securities of a series, or any portion thereof, in either case having the same terms, including the same original issue date, date or dates on which principal and interest are due, and interest rate or method of determining interest. A global security will be deposited with, or on behalf of, a depositary, which will be identified in the prospectus supplement relating to such debt securities. Global securities may be issued in either registered or bearer form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole by the depositary to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee of the depositary to a successor depositary or any nominee of such successor.

   The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such debt securities. We anticipate that the following provisions will generally apply to depositary arrangements.

   Upon the issuance of a global security, the depositary for such global security will credit, on its book entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with the depositary ("participants"). Such accounts shall be designated by the dealers or underwriters with respect to such debt securities or, if such debt securities are offered and sold directly by us or through one or more agents, by us or such agents. Ownership of beneficial interests in a global security will be limited to participants or persons that hold beneficial interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to interests of participants) or records maintained by participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a global security.

   So long as the depositary for a global security, or its nominee, is the registered owner or holder of such global security, such depositary or nominee, as the case may be, will be considered the sole owner or holder of the individual debt securities represented by such global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any of such debt securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

   Subject to the restrictions applicable to Bearer Securities described in an applicable prospectus supplement (see "Limitations on Issuance of Bearer Securities" below), payments of principal, premium, and interest with respect to individual debt securities represented by a global security will be made to the depositary or its nominee, as the case may be, as the registered owner or holder of such global security. Neither we, the trustee, any paying agent or registrar for such debt securities or any agent of ours or the trustee's will have any responsibility or liability for (a) any aspect of the records relating to or payments made by the depositary, its nominee or any participants on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests, (b) the payment to the owners of beneficial interests in the global security of amounts paid to the depositary or its nominee or (c) any other matter relating to the actions and practices of the depositary, its nominee or its participants. Neither we, the trustee, any paying agent or registrar for such debt securities or any agent of ours or the trustee will be liable for any delay by the depositary, its nominee or any of its participants in identifying the owners of beneficial interests in the global security, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the depositary or its nominee for all purposes.

   We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest with respect to a definitive global security representing any of such debt securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security, as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in "street name." Such payments will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary global security of payments of principal, premium or interest with respect thereto will be subject to the restrictions described in an applicable prospectus supplement (see "Limitation on Issuance of Bearer Securities" below).

   If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary, we shall appoint a successor depositary. If a successor depositary is not appointed by us within 90 days, we will issue individual debt securities of such series in exchange for the global security representing such series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine to no longer have debt securities of a series represented by a global security and, in such event, will issue individual debt securities of such series in exchange for the global security representing such series of debt securities. Furthermore, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of such series may, on terms acceptable to us, the trustee, and the depositary for such global security, receive individual debt securities of such series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to such debt securities. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities of the series represented by such global security equal in principal amount to such beneficial interest and to have such debt securities registered in its name (if the debt securities are issuable as Registered Securities). Individual debt securities of such series so issued will be issued (a) as Registered Securities in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof if the debt securities are issuable as Registered Securities, (b) as Bearer Securities in the denomination or denominations specified by us if the debt securities are issuable as Bearer Securities or (c) as either Registered Securities or Bearer Securities as described above if the debt securities are issuable in either form.

Limitations on Issuance of Bearer Securities

   The debt securities of a series may be issued as Registered Securities (which will be registered as to principal and interest in the register maintained by the registrar for such debt securities) or Bearer Securities (which will be transferable only by delivery). If such debt securities are issuable as Bearer Securities, the applicable prospectus supplement will describe certain special limitations and considerations that will apply to such debt securities.

Certain Covenants

 Merger, Consolidation or Sale of Assets

   The indenture provides that we may not:

     (1) consolidate or merge with or into (whether or not we are the surviving corporation), or

     (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions, to another corporation, Person or entity, unless:

       (a) either:

         (A) we are the surviving corporation, or

         (B) the entity or the Person (as defined) formed by or surviving any such consolidation or merger (if other than us) or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

       (b) the entity or Person formed by or surviving any such consolidation or merger (if other than us) or the entity or Person to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all our obligations under the debt securities and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

       (c) immediately after such transaction no Default (as defined) exists; and

       (d) except in the case of:

         (A) a merger of us with or into our Wholly Owned Restricted Subsidiary (as defined) and

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

         (B) a merger entered into solely for the purpose of reincorporating us in another jurisdiction:

                 (x) in the case of a merger or consolidation in which we are the surviving corporation, our Debt to Adjusted Consolidated Cash Flow Ratio (as defined) at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if the transaction had occurred at the beginning of our most recently ended four full fiscal quarter period for which internal financial statements are available for income statement purposes, would have been less than our Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction, or

                 (y) in the case of any other such transaction, the Debt to
              Adjusted Consolidated Cash Flow of the entity or Person formed by or surviving any such consolidation or merger (if other than us), or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made, at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if such transaction had occurred at the beginning of the most recently ended four full fiscal quarter period of such entity or Person for which internal financial statements are available for income statement purposes, would have been less than our Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction; provided that for purposes of determining the Debt to Adjusted Consolidated Cash Flow Ratio of any entity or Person for purposes of this clause (y) the entity or Person will be substituted for us in the definition of Debt to Adjusted Consolidated Cash Flow Ratio and the defined terms included in the indenture.

Subordination

   Debt securities of a series may be subordinated ("subordinated debt securities") to Senior Indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. We conduct substantially all our operations through subsidiaries, and the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors of our subsidiaries.

   Upon any payment or distribution of our assets to creditors or upon our total or partial liquidation or dissolution or in a bankruptcy, receivership, or similar proceeding relating to us or our property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of subordinated debt securities shall be entitled to receive any payment of principal, premium, or interest with respect to the subordinated debt securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled shall be made to the holders of Senior Indebtedness (except that such holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities).

   We may not make any payments of principal, premium, or interest with respect to subordinated debt securities, make any deposit for the purpose of defeasance of such subordinated debt securities, or repurchase, redeem, or otherwise retire (except, in the case of subordinated debt securities that provide for a mandatory sinking fund, by the delivery of subordinated debt securities by us to the trustee in satisfaction of our sinking fund obligation) any subordinated debt securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid in full in cash within any applicable grace period (including at maturity) or (b) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and such acceleration has been rescinded, such Senior Indebtedness has been paid in full in cash or we and the trustee receive written notice approving such payment from the representatives of such Senior Indebtedness. During the continuance of any default (other than a default described in clause
(a) or (b) above) with respect to any Designated Senior

Indebtedness (as defined in the applicable prospectus supplement) pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period (the "payment blockage period") commencing on the receipt by us and the trustee of written notice of such default from the representative of any Designated Senior Indebtedness specifying an election to effect a payment blockage period (a "blockage notice"). The payment blockage period may be terminated before its expiration by written notice to the trustee and us from the person who gave the blockage notice, by repayment in full in cash of the Senior Indebtedness with respect to which the blockage notice was given or because the default giving rise to the payment blockage period is no longer continuing. Unless the holders of such Designated Senior Indebtedness shall have accelerated the maturity thereof, we may resume payments on the subordinated debt securities after the expiration of the payment blockage period. Not more than one blockage notice may be given in any period of 360 consecutive days. In no event, however, may the total number of days during which any payment blockage period or periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

   By reason of such subordination, in the event of insolvency, creditors of ours who are holders of Senior Indebtedness, as well as certain general creditors of ours, may recover more, ratably, than the holders of the subordinated debt securities.

Events of Default and Remedies

   The following events are defined in the indenture as "Events of Default" with respect to a series of debt securities:

     (a) default for 30 days in the payment when due of interest on the debt securities;

     (b) default in payment when due of the principal of or premium, if any, on the debt securities;

     (c) our failure or failure by any of our Subsidiaries (as defined) to comply with the provisions described under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" or our failure to consummate a Change of Control Offer (as defined) or Asset Sale Offer (as defined) in accordance with the provisions of the indenture;

     (d) our failure or failure by any of our Subsidiaries for 30 days after notice to comply with any other agreements in the indenture or the debt securities;

     (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (as defined) for money borrowed by us or any of our Significant Subsidiaries (as defined), or the payment of which is guaranteed by us or any of our Significant Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, which default:

       (1) is caused by a failure to pay principal of or premium, if any, or interest on the Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of the default (a "Payment Default"); or

       (2) results in the acceleration of the Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

     (f) failure by us or any of our Significant Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

     (g) certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Restricted Subsidiaries.

     (h) any other Event of Default provided with respect to debt securities of that series.

   An Event of Default with respect to one series of debt securities is not necessarily an Event of Default for another series.

   A prospectus supplement may omit, modify or add to the foregoing Events of Default.

   If any Event of Default occurs and is continuing, the trustee under the indenture or the holders of at least 25% in principal amount at maturity of the then outstanding notes of the applicable series may declare all the notes of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding debt securities will become due and payable without further action or notice. Holders of the debt securities may not enforce the indenture or the debt securities except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount at maturity of the then outstanding debt securities may direct the trustee under the indenture in its exercise of any trust or power.

   The holders of a majority in aggregate principal amount at maturity of the debt securities then outstanding by notice to the trustee under the indenture may on behalf of the holders of all of such series of debt securities waive any existing Default or Event of Default and its consequences under the applicable indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of the debt securities.

   The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder of the relevant series of debt securities notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any debt security, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the debt securities. In addition, we are required to deliver to the trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are also required to deliver to the trustee, promptly after the occurrence thereof, written notice of any event that would constitute a Default, the status thereof and what action we are taking or proposes to take in respect thereof.

Modification of the Indenture

   We and the trustee may enter into supplemental indentures without the consent of the holders of debt securities for one or more of the following purposes:

     (a) to evidence the succession of another person to us pursuant to the provisions of the indenture relating to consolidations, mergers and sales of assets and the assumption by such successor of our covenants, agreements and obligations in the indenture and in the debt securities;

     (b) to surrender any right or power conferred upon us by the indenture, to add to our covenants such further covenants, restrictions, conditions or provisions for the protection of the holders of all or any series of debt securities as our board of directors shall consider to be for the protection of the holders of such debt securities, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default under the indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, such supplemental indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the trustee upon such default or may limit the right of holders of a majority in aggregate principal amount of any or all series of debt securities to waive such default);

     (c) to cure any ambiguity or correct or supplement any provision contained in the indenture, in any supplemental indenture or in any debt securities that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage or pledge any property to or with the trustee, or to make such other provisions in regard to matters or questions arising under the indenture as shall not adversely affect the interests of any holders of debt securities of any series;

     (d) to modify or amend the indenture in such a manner as to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

     (e) to add to or change any of the provisions of the indenture to provide that Bearer Securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to Registered Securities or of principal, premium or interest with respect to Bearer Securities, or to permit Registered Securities to be exchanged for Bearer Securities, so as to not adversely affect the interests of the holders of debt securities or any coupons of any series in any material respect or permit or facilitate the issuance of debt securities of any series in uncertificated form;

     (f) to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets;

     (g) in the case of subordinated debt securities, to make any change in the provisions of the indenture relating to subordination that would limit or terminate the benefits available to any holder of senior indebtedness under such provisions (but only if each such holder of senior indebtedness consents to such change);

     (h) to add guarantees with respect to the debt securities or to secure the debt securities;

     (i) to make any change that does not adversely affect the rights of any holder;

     (j) to add to, change, or eliminate any of the provisions of the indenture with respect to one or more series of debt securities, so long as any such addition, change or elimination not otherwise permitted under the indenture shall (1) neither apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such debt security with respect to such provision or (2) become effective only when there is no such debt security outstanding;

     (k) to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the indenture by more than one trustee; and

     (l) to establish the form or terms of debt securities and coupons of any series, as described under "Description of Debt Securities--General" above.

   With the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, we and the trustee may from time to time and at any time enter into a supplemental indenture for the purpose of adding any provisions to, changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holder of the debt securities of such series; provided, however, that without the consent of the holders of each debt security so affected, no such supplemental indenture shall
(a) reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any debt security or coupon or reduce the amount of any payment to be made with respect to any coupon, (c) reduce the principal of or extend the stated maturity of any debt security, (d) reduce the premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed, (e) make any debt security payable in a currency other than that stated in the debt security, (f) in the case of any subordinated debt security or coupons appertaining thereto, make any change in the provisions of the indenture relating to subordination that adversely affects the rights of any holder under such provisions, (g) release any security that may have been granted with respect to the debt securities, (h) make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent, (i) change any obligation of ours provided for in the indenture to pay additional interest with respect to Bearer Securities or
(j) limit our obligation to maintain a paying agency outside the United States for payment on Bearer Securities or limit our obligation to redeem certain Bearer Securities.

Satisfaction and Discharge of the Indenture; Defeasance

   The indenture shall generally cease to be of any further effect with respect to a series of debt securities if (a) we have delivered to the trustee for cancellation all debt securities of such series (with certain limited exceptions) or (b) all debt securities and coupons of such series not theretofore delivered to the trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and we shall have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all such debt securities and coupons (and if, in either case, we shall also pay or cause to be paid all other sums payable under the indenture by us).

   In addition, we shall have a "legal defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, all of our obligations under such debt securities and the indenture with respect to such debt securities) and a "covenant defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, our obligations with respect to such debt securities under certain specified covenants contained in the indenture). If we exercise our legal defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an Event of Default related to the specified covenants.

   The applicable prospectus supplement will describe the procedures we must follow in order to exercise our defeasance options.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 600,000,000 shares of common stock, par value $.01 per share, 90,000,000 shares of Class A common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of July 5, 2000 there were 183,683,790 shares of common stock outstanding, no shares of Class A common stock outstanding, 241,431 shares of 12 3/4% Senior Exchangeable Preferred Stock due 2010 outstanding and 200,000 shares of 8 1/4% Cumulative Convertible Redeemable Preferred Stock due 2012 outstanding.

Common Stock

 Voting Rights

   Each share of common stock is entitled to one vote. The common stock votes together as a single class on all matters presented for a vote of the stockholders, except as provided under the Delaware General Corporation Law.

 Dividends and Liquidation Rights

   Each share of common stock is entitled to receive dividends if, as and when declared by the board of directors out of funds legally available for that purpose, subject to approval of certain holders of preferred stock. In the event of our dissolution, after satisfaction of amounts payable to our creditors and distribution of any preferential amounts to the holders of outstanding preferred stock, if any, holders of common stock are entitled to share ratably in the assets available for distribution to the stockholders.

 Other Provisions

   There are no preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are legally issued, fully paid and nonassessable.

Class A Common Stock

 Voting Rights

   Each share of Class A common stock is entitled to one vote for each such share on all matters presented to the stockholders, except the election of directors. The holders of the shares of Class A common stock vote, except as provided under the Delaware General Corporation Law, together with the holders of the common stock and any other class or series of our stock accorded such general voting rights, as a single class.

   The holders of Class A common stock, subject to limitations, have a veto over certain significant corporate actions we may take.

 Convertibility

   Each share of Class A common stock is convertible, at the option of its record holder, into one share of common stock at any time.

   In the event of any transfer of any share of Class A common stock to any person other than an Affiliate (as defined in Rule 12b-2 of the Exchange Act) of the transferor, such share of Class A common stock automatically converts, without any further action, into one share of common stock. However, a holder of shares of Class A common stock may pledge its shares to a lender under a bona fide pledge of such shares of Class A common stock as collateral security for any indebtedness or other obligation of any person due to the pledgee or its nominee.

 Dividends and Liquidation Rights

   Holders of shares of Class A common stock are entitled to the same dividends and liquidation rights as holders of shares of common stock.

Preferred Stock

   Under our certificate of incorporation, we may issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors has the authority, without any vote or action by the stockholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix their designations, preferences, rights, qualifications, limitations and restrictions, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series.

12 3/4% Exchangeable Preferred Stock due 2010

   Each share of exchangeable preferred stock has a liquidation preference of $1,000 per share and is exchangeable, at our option, in whole but not in part, for our exchange debentures.

 Voting Rights

   The shares of exchangeable preferred stock have no voting rights, except as required by law and as specified in the certificate of designations. If we fail to meet our obligations under the certificate of designations, the holders of the exchangeable preferred stock will be entitled to elect two additional members to the board of directors.

 Dividends

   Dividends are paid on each March 15, June 15, September 15 and December 15, at an annual fixed rate of 12 3/4%. On or before December 15, 2003, we have the option to pay dividends in cash or in additional fully paid and non-assessable shares of exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. After December 15, 2003, dividends will be paid only in cash.

 Mandatory Redemption

   We are required to redeem all of the shares of exchangeable preferred stock outstanding on December 15, 2010 at a redemption price equal to 100% of the liquidation preference of such shares, plus accumulated and unpaid dividends to the date of redemption.

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

 Optional Redemption

   On or after December 15, 2003, we may redeem some or all of the shares of exchangeable preferred stock at any time at certain specified redemption prices. In addition, before December 15, 2001, we may redeem up to 35% of the exchangeable preferred stock with the proceeds of public equity offerings or strategic equity investments at a redemption price equal to 112.750% of the liquidation preference of the exchangeable preferred stock, together with accumulated and unpaid dividends.

 Change of Control

   If we experience specific kinds of changes in control, we will be required to make an offer to purchase any and all shares of exchangeable preferred stock at a purchase price of 101% of the liquidation preference of such shares together with all accumulated and unpaid dividends.

 Certain Covenants

   We issued the exchangeable preferred stock under a certificate of designations that became part of our certificate of incorporation. The certificate of designations contains certain covenants that, among other things, limit our ability and the ability of our subsidiaries to borrow money; pay dividends on stock or purchase capital stock; make investments and sell assets or merge with or into other companies.

 Ranking

   The exchangeable preferred stock ranks (1) senior to all our other classes of capital stock established after the issue date of the exchangeable preferred stock that do not expressly provide that they rank on par with the exchangeable preferred stock as to dividends and distributions upon our liquidation, winding up and dissolution and (2) on par with any class of capital stock established after the date of issuance of the exchangeable preferred stock the terms of which provide that such class or series will rank on par with the exchangeable preferred stock as to dividends and distributions upon our liquidation, winding up and dissolution.

8 1/4% Cumulative Convertible Redeemable Preferred Stock

   On November 19, 1999, we privately placed 200,000 shares of series A convertible preferred stock with a wholly owned subsidiary of GE Capital ("GE"). Each share of series A convertible preferred stock automatically converts into one share of series B convertible preferred stock upon a sale or other transfer of such share to a party other than an affiliate of GE. Each share of convertible preferred stock has a liquidation preference of $1,000 and is convertible, at the option of the holder, in whole or in part, into shares of our common stock.

 Voting Rights

   Holders of series A convertible preferred stock are entitled to vote on all matters voted on by holders of common stock, voting together as a single class with the other holders of common stock, on all matters submitted for a shareholder vote. Each share of series A convertible preferred stock has voting rights equal to the number of votes that could be cast by the holder of the number of shares of common stock into which each share of series A convertible preferred stock is convertible on the record date of such vote.

   The shares of series B convertible preferred stock have no voting rights, except as required by law and as specified in the certificate of designations if certain events occur or fail to occur.

 Convertibility

   The shares of convertible preferred stock are convertible, at the option of the holder, into shares of our common stock at a conversion price of $26.875 per share of common stock.

 Dividends

   Dividends are paid on each March 15, June 15, September 15 and December 15, at an annual fixed rate of 8 1/4%. Dividends on the convertible preferred stock can be paid at our option in cash, common stock or any combination of cash and common stock. Holders of the 8 1/4% convertible preferred stock will also be eligible to receive additional dividends up to an amount of $1,000,000 per year, if certain events occur or fail to occur.

 Mandatory Redemption

   We are required to redeem all of the shares of convertible preferred stock outstanding on March 31, 2012 at a redemption price equal to 100% of the liquidation preference of such shares, plus accumulated and unpaid dividends to the date of redemption.

 Optional Redemption

   On or after October 1, 2002, we may redeem some or all of the shares of convertible preferred stock at any time at certain specified redemption prices.

 Change of Control

   Upon the occurrence of specified change of control events, the holders of the convertible preferred stock, if the current market price of our common stock as of the date of such change of control is less than the conversion price, have a one time option, exercisable at any time within ninety days following such change of control event, to convert all of their outstanding shares of convertible preferred stock into shares of our common stock at an adjusted conversion price per share equal to the greater of (1) the last reported sale price for one share of common stock in an arm's length transaction as of the date of such change of control and (2) $12.96. We may, at our option and in lieu of issuing the shares of common stock issuable upon a change of control event as described above, make a cash payment to holders of convertible preferred stock equal to the current market price of such common stock otherwise issuable.

 Certain Covenants

   We issued the exchangeable preferred stock under a certificate of designations that became part of our certificate of incorporation. The certificate of designations contains certain covenants that, among other things, limit our ability and the ability of our subsidiaries to pay dividends on stock or sell assets or merge with or into other companies.

 Ranking

   The convertible preferred stock, with respect to dividends and distributions upon our liquidation, dissolution or winding-up, ranks (1) senior to our common stock and all other classes of our capital stock authorized and issued after the issue date of the convertible preferred stock that do not expressly state that they rank on par with or senior to the convertible preferred stock with respect to dividends and distributions upon our liquidation, dissolution or winding-up, (2) on par with all other classes of our capital stock authorized and issued after the issue date of the convertible preferred stock that expressly provide that such class or series will rank on par with the convertible preferred stock with respect to dividends and distributions upon our liquidation, dissolution or winding-up, and (3) junior to (A) the senior exchangeable preferred stock, (B) up to an aggregate of $200.0 million in any class of capital stock authorized and issued after the issue date of the convertible preferred stock to replace the senior exchangeable preferred stock and (C) up to an aggregate of $400.0 million in any other class of senior stock authorized and issued after the issue date of the convertible preferred stock.

Senior Preferred Warrants

   In connection with the offering of a series of senior convertible preferred stock in August 1997 and October 1997, we issued warrants to purchase an aggregate of 1,314,990 shares of common stock, of which 835,990 remained outstanding as of May 1, 2000, at an exercise price of $7.50 per share. In connection with the offering of the cumulative convertible preferred stock in November 1999, we issued warrants to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $26.875 per share.

Certificate of Incorporation and By-laws

   Stockholders' rights and related matters are governed by the Delaware General Corporation Law, and our certificate of incorporation and the by-laws. Certain provisions of our certificate of incorporation and by-laws, which are summarized below, may have the effect, either alone or in combination with each other, of discouraging or making more difficult a tender offer or takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest. Such provisions may also adversely affect prevailing market prices for the common stock. We believe that such provisions are necessary to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in our best interests and those of our stockholders.

 Classified Board of Directors and Related Provisions

   Our certificate of incorporation provides that our directors, other than those directors who may be elected by holders of any series of preferred stock or holders of the Class A common stock, initially are divided into three classes of directors, consisting of three, three and four directors. One class of directors, initially consisting of four directors, was elected for a term expiring at the annual meeting of stockholders to be held in 2001, another class initially consisting of four directors was elected for a term expiring at the annual meeting of stockholders in 2002, and another class initially consisting of three directors was elected for a term expiring at the annual meeting of stockholders in 2003. The classified board provisions will prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date such party obtains the controlling interest. Voting stock is defined in our certificate of incorporation as the outstanding shares of our capital stock entitled to vote in a general vote of our stockholders as a single class with shares of common stock, which shares of capital stock include the shares of Class A common stock and shares of our 8 1/4% cumulative convertible redeemable preferred stock.

 No Stockholder Action by Written Consent; Special Meeting

   The certificate of incorporation prohibits stockholders from taking action by written consent in lieu of an annual or special meeting, except relating to holders of Class A common stock on matters on which they are entitled to vote and, thus, stockholders may only take action at an annual or special meeting called in accordance with our by-laws. The by-laws provide that special meetings of stockholders may only be called by our secretary at the direction of our board of directors under a resolution adopted by the board.

   These provisions could have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of the voting power of our capital stock entitled to vote from unilaterally using the written consent procedure to take stockholder action.

 Advance Notice Requirements for Stockholder Proposals and Director Nominations

   Our by-laws establish advance notice procedures for stockholder proposals and the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by our secretary at least 90 days but not more than 120 days prior to the first anniversary of our preceding year's annual meeting. However, if the date of our annual meeting is more than 30 days earlier than, or more than 90 days later than, the anniversary date of our preceding year's annual meeting, notice by a stockholder will be considered timely if it is delivered not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice of nominations for the election of directors must set forth certain information concerning the stockholder giving the notice and each nominee.

   By requiring advance notice of nominations by stockholders, these procedures will afford our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders about these qualifications. By requiring advance notice of other proposed business, these procedures will provide our board of directors with an opportunity to inform stockholders of any business proposed to be conducted at a meeting, together with any recommendations as to the board of directors' position on action to be taken on such business. This should allow stockholders to better decide whether to attend a meeting or to grant a proxy for the disposition of any such business.

 Dilution

   Our certificate of incorporation provides that our board of directors is authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other securities or property, rights entitling the holders to purchase from us shares of stock or other securities of us or of any other corporation. Our board of directors is authorized to issue these rights even though the creation and issuance of these rights could have the effect of discouraging third parties from seeking, or impairing their right to seek, to:

     (1) acquire a significant portion of our outstanding securities;

     (2) engage in any transaction which might result in a change of control of the corporation; or

     (3) enter into any agreement, arrangement or understanding with another party to accomplish these transactions or for the purpose of acquiring, holding, voting or disposing of any of our securities.

 Amendments

   Our certificate of incorporation and by-laws provide that we may amend, alter, change or repeal any provision contained in our certificate of incorporation or a preferred stock designation. However, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, is required to amend, repeal or adopt any provision inconsistent with certain provisions our certificate of incorporation, including the provisions discussed above relating to the classification of our board of directors, prohibiting stockholder action by written consent, and prohibiting the calling of special meetings by stockholders.

   Our by-laws may be amended by either the holders of 80% of the voting power of the voting stock or by the majority of the board; but the board may alter, amend or repeal or adopt new by-laws in conflict with some of these provisions by a two-thirds vote of the entire board.

Rights Plan

 Rights

   Our board of directors has declared a dividend of one right for each outstanding share of common stock and each outstanding share of Class A common stock. Rights have been issued in connection with each outstanding share of common stock and Class A common stock; and rights will be issued in connection with common stock and Class A common stock issued subsequently until the distribution date, and, in certain circumstances, for common stock and Class A common stock issued after the distribution date referred to below. Each right, when it becomes exercisable as described below, will entitle the registered holder to purchase from us one one-thousandth of a share of Series A Participating Cumulative Preferred Stock at a price of $110.00 per one one-thousandth of a share, subject to adjustment in certain circumstances. The description and terms of the rights are set forth in a rights agreement between us and the rights agent named therein. The rights will not be exercisable until the distribution date and will expire on the tenth annual anniversary of the rights agreement, unless earlier redeemed by us. Until a right is exercised, the holder, as such, will have no rights as our stockholder, including the right to vote or to receive dividends.

 Distribution Date

   Under the rights agreement, the "distribution date" is the earlier of:

     (1) such time as we learn that a person or group, including any affiliate or associate of such person or group, has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of our outstanding voting securities (such person or group being an "acquiring person"), subject to the exceptions relating to Bell South, Bell Atlantic, GTE and Berkshire Fund IV Investment Corp., Berkshire Investors LLC and Berkshire Partners LLC (collectively, the "Berkshire group"), unless provisions preventing accidental triggering of the distribution of the rights apply, and

     (2) the close of business on such date, if any, as may be designated by our board of directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for more than 15% or more of the outstanding shares of voting securities.

   Each member of the Berkshire group will not otherwise be deemed an acquiring person if the aggregate ownership interest of the Berkshire group does not exceed the greater of:

     (a) the aggregate ownership interest of the Berkshire group upon the execution of the rights agreement, reduced by an amount equal to any disposition of voting securities following the date the rights agreement is executed and

     (b) 15% of the outstanding voting securities.

 Triggering Event and Effect of Triggering Event

   When there is an acquiring person, the rights will entitle each holder, other than such acquiring person, of a right to purchase, at the purchase price, that number of one one-thousandths of a preferred share equivalent to the number of shares of common stock that at the time of such event would have a market value of twice the purchase price.

   If we are acquired in a merger or other business combination by an acquiring person or an affiliate or associate of an acquiring person that is a publicly traded corporation, or if 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold, leased, exchanged or otherwise transferred to an acquiring person or an affiliate or associate of an acquiring person that is a publicly traded corporation, each right will entitle its holder, other than rights beneficially owned by such acquiring person, to purchase, for the purchase price, that number of common shares of such corporation which at the time of the transaction would have a market value or, in some cases, book value of twice the purchase price. If we are acquired in a merger or other business combination by an acquiring person or an affiliate or associate of an acquiring person that is not a publicly traded entity, or if 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold, leased, exchanged or otherwise transferred to an acquiring person or affiliate or associate of an acquiring person that is not a publicly traded entity, each right will entitle its holder to purchase for the purchase price, at such holder's option:

     (1) that number of shares of the surviving corporation, which could be us, in the transaction with such entity, which at the time of the transaction would have a book value of twice the purchase price,

     (2) that number of shares of the ultimate parent of or entity controlling such surviving corporation which at the time of the transaction would have a book value of twice the purchase price or

     (3) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the purchase price.

   Any rights that are at any time beneficially owned by an acquiring person, or any affiliate or associate of an acquiring person, will be null and void and nontransferable, and any holder of any such right will be unable to exercise or transfer any such right.

 Redemption

   At any time prior to the earlier of (1) such time as a person or group becomes an acquiring person and (2) the expiration date, our board of directors may redeem the rights in whole, but not in part, at a price, in cash or common stock or other securities of ours deemed by our board of directors to be at least equivalent in value, of $.01 per right, which amount shall be subject to adjustment as provided in the rights agreement. Immediately upon the action of our board of directors ordering the redemption of the rights, and without any further action and without any notice, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

   In addition, at any time after there is an acquiring person, our board of directors may elect to exchange each right for consideration per right consisting of one-half of the securities that would be issuable at such time upon exercise of one right under the terms of the rights agreement.

 Amendment

   At any time prior to the distribution date, we may, without the approval of any holder of any rights, supplement or amend any provision of the rights agreement, including the date on which the expiration date or distribution date shall occur, the definition of acquiring person, the time during which the rights may be redeemed or the terms of the preferred shares, except that no supplement or amendment shall be made which reduces the redemption price other than under certain adjustments therein.

 Certain Effects of the Rights Plan

   The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent stockholder interests. The provisions of the rights plan may render an unsolicited takeover of us more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Section 203 of the Delaware General Corporation Law

   Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder", which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless:

     (1) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares;

     (2) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or

     (3) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting.

   A business combination is defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10% or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. A Delaware corporation, under a provision in its certificate of incorporation or by-laws, may elect not to be governed by
Section 203 of the Delaware General Corporation Law. We are subject to the restrictions imposed by Section 203.

   Under certain circumstances, Section 203 makes it more difficult for a person who could be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of Section 203 of the Delaware General Corporation Law may encourage companies interested in acquiring us to negotiate in advance with the board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Limitations of Directors' Liability

   Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

     (1) for any breach of the director's duty of loyalty to us or our stockholders,

     (2) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     (3) under Section 174 of the Delaware General Corporation Law, or

     (4) for any transaction from which the director derived an improper personal benefit.

   The effect of these provisions will be to eliminate our rights and the rights of our stockholders (through stockholders' derivatives suits on behalf of us) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws and will not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

Transfer Agent

   The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

                            DESCRIPTION OF WARRANTS

   We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

Debt Warrants

   The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following: (a) the title of such debt warrants; (b) the offering price for such debt warrants, if any; (c) the aggregate number of such debt warrants; (d) the designation and terms of the debt securities purchasable upon exercise of such debt warrants;
(e) if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security; (f) if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable; (g) the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time; (j) whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form; (k) information with respect to book-entry procedures, if any; (1) the currency or currency units in which the offering price, if any, and the exercise price are payable; (m) if applicable, a discussion of material United States federal income tax considerations; (n) the antidilution provisions of such debt warrants, if any; (o) the redemption or call provisions, if any, applicable to such debt warrants; and (p) any additional terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

Stock Warrants

   The prospectus supplement relating to any particular issue of preferred stock warrants or common stock warrants will describe the terms of such warrants, including the following: (a) the title of such warrants; (b) the offering price for such warrants, if any; (c) the aggregate number of such warrants; (d) the designation and terms of the common stock or preferred stock purchasable upon exercise of such warrants; (e) if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security; (f) if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable; (g) the number of shares of common stock or preferred stock purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise; (h) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price, if any, and the exercise price are payable, (k) if applicable, a discussion of material United States federal income tax considerations; (l) the antidilution provisions of such warrants, if any; (m) the redemption or call provisions, if any, applicable to such warrants; and (n) any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

                              SELLING STOCKHOLDERS

   The selling stockholders may be our directors, executive officers, former directors, employees or certain holders of our common stock. The prospectus supplement for any offering of the common stock by selling stockholders will include the following information:

     --the names of the selling stockholders;

     --the number of shares held by each of the selling stockholders;

     --the percentage of the common stock held by each of the selling stockholders; and

     --the number of shares of the common stock offered by each of the selling stockholders.

                              PLAN OF DISTRIBUTION

   The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered therein.

   Our company and any selling stockholders may sell securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. The selling stockholders may also distribute securities through one or more special purpose trusts, which will enter into forward purchase arrangements with selling stockholders and distribute their own securities. Each prospectus supplement will describe the terms of the securities to which such prospectus supplement relates, the names of the selling stockholders and the number of shares of common stock to be sold by each, the name or names of any underwriters or agents with whom we or the selling stockholders, or both, have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we or the selling stockholders will receive from such sale. In addition, each prospectus supplement will describe any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such securities will be listed. Dealer trading may take place in certain of the securities, including securities not listed on any securities exchange.

   If so indicated in the applicable prospectus supplement, we or the selling stockholders, or both, will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from us or the selling stockholders, or both, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include, among others:

  --commercial and savings banks;

  --insurance companies;

  --pension funds;

  --investment companies;

  --educational and charitable institutions.

In all cases, such institutions must be approved by us or the selling stockholders, or both. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the securities are also being sold to underwriters acting as principals for their own account, the underwriters will have purchased such securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

   Any selling stockholder, underwriter or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

   Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business. One or more of our affiliates may from time to time act as an agent or underwriter in connection with the sale of the securities to the extent permitted by applicable law. The participation of any such affiliate in the offer and sale of the securities will comply with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliate.

   Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange, except for the common stock, which is listed on The Nasdaq Stock Market's National Market, and any underwriters or dealers will not be obligated to make a market in securities. We cannot predict the activity or liquidity of any trading in the securities.

   We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We will, however, bear certain expenses in connection with the registration of the securities being offered under this prospectus by the selling stockholders, including all costs incident to the offering and sale of the securities to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                             VALIDITY OF SECURITIES

   The validity of the securities offered hereby will be passed upon for us by Cravath, Swaine & Moore, New York, New York and for the underwriters or agents, if any, by Latham & Watkins, New York, New York.

                                    EXPERTS

   Our consolidated financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of the Powertel Tower Operations at December 31, 1998, and for the year then ended, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
About This Prospectus Supplement...........................................    i
Summary....................................................................  S-1
Risk Factors...............................................................  S-8
Use of Proceeds............................................................ S-17
Price Range of Common Stock................................................ S-18
Dividend Policy............................................................ S-19
Capitalization............................................................. S-20
Management................................................................. S-22
Description of Certain Indebtedness........................................ S-25
Description of Concurrent Offering......................................... S-36
Certain U.S. Federal Income Tax Consequences............................... S-37
Underwriting............................................................... S-40
                                   Prospectus
About This Prospectus......................................................    1
Where You Can Find More Information........................................    1
Incorporation of Information We File with the SEC..........................    1
Forward-Looking Statements.................................................    2
The Company................................................................    3
Ratio of Earnings to Fixed Charges.........................................    4
Use of Proceeds............................................................    4
Description of Debt Securities.............................................    5
Description of Capital Stock...............................................   15
Description of Warrants....................................................   24
Selling Shareholders.......................................................   25
Plan of Distribution.......................................................   26
Validity of Securities.....................................................   27
Experts....................................................................   27

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                               11,000,000 Shares

                       Crown Castle International Corp.

                                 Common Stock


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                     [LOGO OF CROWN CASTLE INTERNATIONAL]

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                             Goldman, Sachs & Co.
                          Credit Suisse First Boston
                                Lehman Brothers
                          Morgan Stanley Dean Witter
                       Raymond James & Associates, Inc.
                           Wachovia Securities, Inc.


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